CONFORMED COPY

U.S. $1,750,000,000

CREDIT AGREEMENT

Dated as of July 26, 2011

Among

AMERICAN ELECTRIC POWER COMPANY, INC.
as the Borrower

THE LENDERS NAMED HEREIN
as Initial Lenders

THE LC ISSUING BANKS NAMED HEREIN

and

BARCLAYS BANK PLC
as Administrative Agent and Swingline Bank

BARCLAYS CAPITAL
Joint Lead Arranger

WELLS FARGO SECURITIES, LLC
Joint Lead Arranger

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.
Joint Lead Arranger

CREDIT SUISSE SECURITIES (USA) LLC
Joint Lead Arranger

WELLS FARGO BANK, NATIONAL ASSOCIATION
Syndication Agent

THE BANK OF TOKYO- MITSUBISHI UFJ, LTD.	CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH
Co-Documentation Agent	Co-Documentation Agent

TABLE OF CONTENTS

ARTICLE I DEFINITIONS AND ACCOUNTING TERMS

SECTION 1.01.	Certain Defined Terms.
SECTION 1.02.	Computation of Time Periods.
SECTION 1.03.	Accounting Terms.
SECTION 1.04.	Other Interpretive Provisions.

ARTICLE II AMOUNTS AND TERMS OF THE ADVANCES

SECTION 2.01.	The Advances.
SECTION 2.02.	Making the Advances.
SECTION 2.03.	Swingline Advances.
SECTION 2.04.	Letters of Credit.
SECTION 2.05.	Fees.
SECTION 2.06.	Extension of the Termination Date.
SECTION 2.07.	Increase of the Commitments.
SECTION 2.08.	Termination or Reduction of the Commitments.
SECTION 2.09.	Repayment of Advances.
SECTION 2.10.	Evidence of Indebtedness.
SECTION 2.11.	Interest on Advances.
SECTION 2.12.	Interest Rate Determination.
SECTION 2.13.	Optional Conversion of Advances.
SECTION 2.14.	Optional Prepayments of Advances.
SECTION 2.15.	Increased Costs.
SECTION 2.16.	Illegality.
SECTION 2.17.	Payments and Computations.
SECTION 2.18.	Taxes.
SECTION 2.19.	Sharing of Payments, Etc.

ARTICLE III CONDITIONS PRECEDENT

SECTION 3.01.	Conditions Precedent to Effectiveness of this Agreement and Initial Extensions of Credit.
SECTION 3.02.	Conditions Precedent to each Extension of Credit.

ARTICLE IV REPRESENTATIONS AND WARRANTIES

SECTION 4.01.	Representations and Warranties of the Borrower.

ARTICLE V COVENANTS OF THE BORROWER

SECTION 5.01.	Affirmative Covenants.
SECTION 5.02.	Negative Covenants.
SECTION 5.03.	Financial Covenant.

ARTICLE VI EVENTS OF DEFAULT

SECTION 6.01.	Events of Default.
SECTION 6.02.	Actions in Respect of the Letters of Credit upon Default.

ARTICLE VII THE ADMINISTRATIVE AGENT

SECTION 7.01.	Authorization and Action.
SECTION 7.02.	Agent’s Reliance, Etc.
SECTION 7.03.	Barclays and its Affiliates.
SECTION 7.04.	Lender Credit Decision.
SECTION 7.05.	Indemnification.
SECTION 7.06.	Successor Agent.

ARTICLE VIII MISCELLANEOUS

SECTION 8.01.	Amendments, Etc.
SECTION 8.02.	Notices, Etc.
SECTION 8.03.	No Waiver; Remedies.
SECTION 8.04.	Costs and Expenses.
SECTION 8.05.	Right of Set-off.
SECTION 8.06.	Binding Effect.
SECTION 8.07.	Assignments and Participations.
SECTION 8.08.	Confidentiality.
SECTION 8.09.	Governing Law.
SECTION 8.10.	Severability.
SECTION 8.11.	Execution in Counterparts.
SECTION 8.12.	Jurisdiction, Etc.
SECTION 8.13.	Waiver of Jury Trial.
SECTION 8.14.	USA Patriot Act.
SECTION 8.15.	No Fiduciary Duty.
SECTION 8.16.	Defaulting Lenders.

EXHIBITS AND SCHEDULES

EXHIBIT A                      ---------------                     Form of Notice of Borrowing
EXHIBIT B                      ---------------                     Form of Request for Issuance
EXHIBIT C                      ---------------                     Form of Assignment and Assumption
EXHIBIT D                      ---------------                     Form of Opinion of Counsel for the Borrower
EXHIBIT E                      ---------------                     Form of Opinion of Counsel for the Administrative Agent

SCHEDULE I                  ---------------                      Schedule of Lenders
SCHEDULE 4.01(m)                    ------                      Schedule of Significant Subsidiaries

CREDIT AGREEMENT

CREDIT AGREEMENT, dated as of July 26, 2011 (this “Agreement”), among AMERICAN ELECTRIC POWER COMPANY, INC., a New York corporation (the “Borrower”), the banks, financial institutions and other institutional lenders listed on the signatures pages hereof (the “Initial Lenders”), BARCLAYS BANK PLC (“Barclays”), as administrative agent (in such capacity, the “Administrative Agent”) for the Lenders (as hereinafter defined), and the LC Issuing Banks (as hereinafter defined).

PRELIMINARY STATEMENT:

The Borrower has requested that the Lenders, the Swingline Bank and the LC Issuing Banks agree, on the terms and conditions set forth herein, to provide the Borrower a $1,750,000,000 five-year revolving credit and letter of credit facility to be used for the issuance of standby letters of credit, backstopping commercial paper, working capital, refinancing of the Existing Facility (as hereinafter defined) and other general corporate purposes.  The Lenders, the Swingline Bank and the LC Issuing Banks have indicated their willingness to provide such a facility on the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

SECTION 1.01. Certain Defined Terms.

As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Administrative Agent” has the meaning specified in the recital of parties to this Agreement.

“Advance” means an advance by a Lender to a Borrower as part of a Borrowing and refers to a Base Rate Advance or a Eurodollar Rate Advance.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person or is a director or officer of such Person.  For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) of a Person means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of Voting Stock, by contract or otherwise.

“Agent’s Account” means the account of the Administrative Agent maintained by the Administrative Agent at Barclays with its office at 745 7th Avenue, New York, NY 10019, ABA Number: 026 002 574, Account Name: Clad Control Account, Account No. 050-019104, Reference: American Electric Power, or such other account of the Administrative Agent as the Administrative Agent may from time to time designate in a written notice to the Lenders and the Borrower.

“Applicable Law” means (i) all applicable common law and principles of equity and (ii) all applicable provisions of all (A) constitutions, statutes, rules, regulations and orders of governmental bodies, (B) Governmental Approvals and (C) orders, decisions, judgments and decrees of all courts (whether at law or in equity or admiralty) and arbitrators.

“Applicable Lending Office” means, with respect to each Lender, such Lender’s Domestic Lending Office in the case of a Base Rate Advance and such Lender’s Eurodollar Lending Office in the case of a Eurodollar Rate Advance.

“Applicable Margin” shall mean, with respect to any Base Rate Advance and any Eurodollar Rate Advance, at all times during which any Applicable Rating Level set forth below is in effect, the rate per annum (except as provided below) for such Advance set forth below next to such Applicable Rating Level:

Applicable Rating Level	Applicable Margin for Eurodollar Rate Advances	Applicable Margin for Base Rate Advances
1	1.000%	0.000%
2	1.125%	0.125%
3	1.375%	0.375%
4	1.500%	0.500%
5	1.750%	0.750%
6	2.000%	1.000%

provided, that the Applicable Margins set forth above shall be increased, for each Applicable Rating Level, upon the occurrence and during the continuance of any Event of Default by 2.00% per annum.

Any change in the Applicable Margin resulting from a change in the Applicable Rating Level shall become effective upon the date of announcement of any change in the Moody’s Rating or the S&P Rating that results in such change in the Applicable Rating Level.

“Applicable Rating Level” at any time shall be determined in accordance with the then-applicable S&P Rating and the then-applicable Moody’s Rating as follows:

S&P Rating/Moody’s Rating	Applicable Rating Level
S&P Rating A or higher or Moody’s Rating A2 or higher	1
S&P Rating A- or Moody’s Rating A3	2
S&P Rating BBB+ or Moody’s Rating Baa1	3
S&P Rating BBB or Moody’s Rating Baa2	4
S&P Rating BBB- or Moody’s Rating Baa3	5
S&P Rating BB+ or below or Moody’s Rating Ba1 or below, or no S&P Rating or Moody’s Rating	6

The Applicable Rating Level for any day shall be determined based upon the higher of the S&P Rating and the Moody’s Rating in effect on such day.  If the S&P Rating and the Moody’s Rating are not the same (i.e., a “split rating”), the higher of such ratings shall control, unless (i) the ratings differ by more than one level, in which case the rating one level below the higher of the two ratings shall control, or (ii) either rating is below BBB- or Baa3 (as applicable), in which case the lower of the two ratings shall control.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee, and accepted by the Administrative Agent, the Swingline Bank, each LC Issuing Bank and, if applicable, the Borrower, in substantially the form of Exhibit C hereto.

“Available Commitment” means, for each Lender at any time on any day, the unused portion of such Lender’s Commitment, computed after giving effect to all Extensions of Credit made or to be made on such day, the application of proceeds therefrom and all prepayments and repayments of Advances made on such day.

“Available Commitments” means the aggregate of the Lenders’ Available Commitments hereunder.

“Bankruptcy Event” means, with respect to any Person, such Person becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a governmental authority or instrumentality thereof if and for so long as such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such governmental authority or instrumentality) to reject, repudiate, disavow or disaffirm obligations such as those under this Agreement.

“Barclays” has the meaning specified in the recital of parties to this Agreement.

“Base Rate” means a fluctuating interest rate per annum in effect from time to time, which rate per annum shall at all times be equal to the highest of:

(i)	the rate of interest announced publicly by Barclays in New York City, from time to time, as Barclays’ prime rate;

(ii)	1/2 of 1% per annum above the Federal Funds Rate; and

(iii)
the rate of interest per annum (rounded upwards, if necessary, to the nearest 1/16 of 1%) appearing on Telerate Page 3750 (or any successor page) as displaying the London interbank offered rate for deposits in dollars at approximately 11:00 a.m. (London time) on such day for a term of one month plus 1%; provided, however, if more than one rate is specified on such service, the applicable rate shall be the arithmetic mean of all such rates plus 1%.

“Base Rate Advance” means an Advance that bears interest as provided in Section 2.11(a).

“Borrower” has the meaning specified in the recital of parties to this Agreement.

“Borrowing” means a borrowing by the Borrower consisting of (i) simultaneous Advances of the same Type, having the same Interest Period and ratably made or Converted on the same day by each of the Lenders pursuant to Section 2.02 or 2.13, as the case may be or (ii) a Swingline Advance.  All Advances (other than Swingline Advances) to the Borrower of the same Type, having the same Interest Period and made or Converted on the same day shall be deemed a single Borrowing hereunder until repaid or next Converted.

“Borrowing Date” means the date of any Borrowing.

“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

“Business Day” means a day of the year on which banks are not required or authorized by law to close in New York City and, if the applicable Business Day relates to any Eurodollar Rate Advances, Business Day also includes a day on which dealings are carried out in the London interbank market.

“Commitment” means, for each Lender, the obligation of such Lender to make Advances to the Borrower and to acquire participations in Swingline Advances and Letters of Credit hereunder in an aggregate amount no greater than the amount set forth on Schedule I hereto or, if such Lender has entered into any Assignment and Assumption, set forth for such Lender in the Register maintained by the Administrative Agent pursuant to Section 8.07(d), in each such case as such amount may be reduced from time to time pursuant to Section 2.08(a).

“Commitment Fee Rate” means, at any time, the rate per annum set forth below next to the Applicable Rating Level in effect at such time:

Applicable Rating Level	Commitment Fee Rate
1	0.125%
2	0.150%
3	0.200%
4	0.250%
5	0.300%
6	0.400%

A change in the Commitment Fee Rate resulting from a change in the Applicable Rating Level shall become effective upon the date of public announcement of a change in the Moody’s Rating or the S&P Rating that results in a change in the Applicable Rating Level.

“Commitment Percentage” means, as to any Lender as of any date of determination, the percentage describing such Lender’s pro rata share of the Commitments set forth in the Register from time to time; provided that in the case of Section 8.16 when a Defaulting Lender shall exist, “Commitment Percentage” shall mean the percentage of the total Commitments (disregarding any Defaulting Lender’s Commitment) represented by such Lender’s Commitment.  If the Commitments have terminated or expired, the Commitment Percentages shall be determined based upon the Commitments most recently in effect, giving effect to any assignments and to any Lender’s status as a Defaulting Lender at the time of determination.

“Commitments” means the aggregate of the Lenders’ Commitments hereunder.

“Confidential Information” means information that the Borrower furnishes to the Administrative Agent, the Joint Lead Arrangers or any Lender in a writing designated as confidential, but does not include any such information that is or becomes generally available to the public or that is or becomes available to the Administrative Agent, the Joint Lead Arrangers or such Lender from a source other than the Borrower.

“Consolidated Capital” means the sum of (i) Consolidated Debt of the Borrower and (ii) the consolidated equity of all classes of stock (whether common, preferred, mandatorily convertible preferred or preference) of the Borrower, in each case determined in accordance with GAAP, but including Equity-Preferred Securities issued by the Borrower and its Consolidated Subsidiaries and excluding the funded pension and other postretirement benefit plans, net of tax, components of accumulated other comprehensive income (loss).

“Consolidated Debt” of the Borrower means the total principal amount of all Debt described in clauses (i) through (v) of the definition of Debt and Guaranties of such Debt of the Borrower and its Consolidated Subsidiaries, excluding, however, (i) Debt of AEP Credit, Inc. that is non-recourse to the Borrower, (ii) Stranded Cost Recovery Bonds, and (iii) Equity-Preferred Securities not to exceed 10% of Consolidated Capital (calculated for purposes of this clause without reference to any Equity-Preferred Securities); provided that Guaranties of Debt included in the total principal amount of Consolidated Debt shall not be added to such total principal amount.

“Consolidated Subsidiary” means, with respect to any Person at any time, any Subsidiary or other Person the accounts of which would be consolidated with those of such first Person in its consolidated financial statements in accordance with GAAP.

“Consolidated Tangible Net Assets” means, on any date of determination and with respect to any Person at any time, the total of all assets (including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise) appearing on the consolidated balance sheet of such Person and its Consolidated Subsidiaries most recently delivered to the Lenders pursuant to Section 5.01(i) as of such date of determination, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of the consolidated current liabilities of such Person and its Consolidated Subsidiaries appearing on such balance sheet.

“Convert”, “Conversion” and “Converted” each refers to a conversion of Advances of one Type into Advances of the other Type, or the selection of a new, or the renewal of the same, Interest Period for Eurodollar Rate Advances, pursuant to Section 2.12 or 2.13.

“Credit Party” means the Administrative Agent, the Swingline Bank, any LC Issuing Bank or any Lender.

“Credit Suisse” means Credit Suisse AG, Cayman Islands Branch.

“CS Securities” means Credit Suisse Securities (USA) LLC.

“Debt” of any Person means, without duplication, (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services (other than trade payables not overdue by more than 60 days incurred in the ordinary course of such Person’s business), (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such Person as lessee under leases that have been, in accordance with GAAP, recorded as capital leases, including, without limitation, the leases described in clause (iv) of Section 5.02(c), (v) all obligations of such Person in respect of reimbursement agreements with respect to acceptances, letters of credit (other than trade letters of credit) or similar extensions of credit, (vi) all Guaranties and (vii) all reasonably quantifiable obligations under indemnities or under support or capital contribution agreements, and other reasonably quantifiable obligations (contingent or otherwise) to purchase or otherwise to assure a creditor against loss in respect of, or to assure an obligee against loss in respect of, all Debt of others referred to in clauses (i) through (vi) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (A) to pay or purchase such Debt or to advance or supply funds for the payment or purchase of such Debt, (B) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Debt or to assure the holder of such Debt against loss, (C) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (D) otherwise to assure a creditor against loss.

“Declining Lender” has the meaning specified in Section 2.06(b).

“Default” means any Event of Default or any event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

“Defaulting Lender” shall mean any Lender, as reasonably determined by the Administrative Agent, that (i) has failed, within three Business Days after the date required to be funded or paid, to (A) fund any portion of its Advances, (B) fund any portion of its participations in Letters of Credit or Swingline Advances or (C) pay over to any Credit Party any other amount required to be paid by it under this Agreement, unless, in the case of clause (A) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (ii) has notified the Borrower or any Credit Party in writing that it does not intend to comply with any of its funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (iii) has failed, within three Business Days after request by the Administrative Agent, the Swingline Bank or any LC Issuing Bank, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations to fund prospective Advances and participations in then outstanding Letters of Credit and Swingline Advances under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to clause (iii) upon such requesting party’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (iv) has become the subject of a Bankruptcy Event.

“Designated Lender” has the meaning specified in Section 2.07(a).

“Disclosure Documents” means the Borrower’s Report on Form 10-K, as filed with the SEC, for the fiscal year ended December 31, 2010, the Borrower’s Quarterly Report on Form 10-Q, as filed with the SEC, for the period ended March 31, 2011, and the Borrower’s Current Reports on Form 8-K, as filed with the SEC after the date of filing the Borrower’s Quarterly Report on Form 10-Q for the period ended March 31, 2011 but prior to the date hereof.

“Dollars” and the symbol “$” mean lawful currency of the United States of America.

“Domestic Lending Office” means, with respect to any Lender, the office of such Lender specified as its “Domestic Lending Office” opposite its name on Schedule I hereto or in the Assignment and Assumption pursuant to which it became a Lender, or such other office of such Lender as such Lender may from time to time specify to the Borrower and the Administrative Agent.

“Eligible Assignee” means (i) a Lender; (ii) an Affiliate of a Lender; (iii) a commercial bank organized under the laws of the United States, or any State thereof, and having total assets in excess of $500,000,000; (iv) a savings and loan association or savings bank organized under the laws of the United States, or any State thereof, and having total assets in excess of $500,000,000; (v) a commercial bank organized under the laws of any other country that is a member of the OECD or has concluded special lending arrangements with the International Monetary Fund associated with its General Arrangements to Borrow, or a political subdivision of any such country, and having total assets in excess of $500,000,000, so long as such bank is acting through a branch or agency located in the United States; (vi) the central bank of any country that is a member of the OECD; (vii) a finance company, insurance company or other financial institution or fund (whether a corporation, partnership, trust or other entity) that is engaged in making, purchasing or otherwise investing in commercial loans in the ordinary course of its business and having total assets in excess of $500,000,000; and (viii) any other Person approved by the Administrative Agent, the Swingline Bank and each LC Issuing Bank and, unless a Default has occurred and is continuing at the time any assignment is effected in accordance with Section 8.07, the Borrower, such approval not to be unreasonably withheld or delayed, provided, however, that neither the Borrower nor any Affiliate of the Borrower shall qualify as an Eligible Assignee under this definition.

“Environmental Action” means any action, suit, demand, demand letter, claim, notice of non-compliance or violation, notice of liability or potential liability, investigation, proceeding, consent order or consent agreement relating in any way to any Environmental Law, Environmental Permit or Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment, including, without limitation, (i) by any governmental or regulatory authority for enforcement, cleanup, removal, response, remedial or other actions or damages and (ii) by any governmental or regulatory authority or any third party for damages, contribution, indemnification, cost recovery, compensation or injunctive relief.

“Environmental Law” means any federal, state, local or foreign statute, law, ordinance, rule, regulation, code, order, judgment, decree or judicial or agency interpretation, policy or guidance relating to pollution or protection of the environment, health, safety or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any Environmental Law.

“Equity-Preferred Securities” means (i) debt or preferred securities that are mandatorily convertible or mandatorily exchangeable into common shares of the Borrower and (ii) any other securities, however denominated, including but not limited to hybrid capital and trust originated preferred securities, (A) issued by the Borrower or any Consolidated Subsidiary of the Borrower, (B) that are not subject to mandatory redemption or the underlying securities, if any, of which are not subject to mandatory redemption, (C) that are perpetual or mature no less than 30 years from the date of issuance, (D) the indebtedness issued in connection with which, including any guaranty, is subordinate in right of payment to the unsecured and unsubordinated indebtedness of the issuer of such indebtedness or guaranty, and (E) the terms of which permit the deferral of the payment of interest or distributions thereon to a date occurring after the Termination Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any Person, each trade or business (whether or not incorporated) that is considered to be a single employer with such entity within the meaning of Section 414(b), (c), (m) or (o) the Internal Revenue Code.

“ERISA Event” means (i) the termination of or withdrawal from any Plan by the Borrower or any of its ERISA Affiliates, (ii) the failure by the Borrower or any of its ERISA Affiliates to comply with ERISA or the related provisions of the Internal Revenue Code with respect to any Plan or (iii) the failure by the Borrower or any of its Subsidiaries to comply with Applicable Law with respect to any Foreign Plan.

“Eurocurrency Liabilities” has the meaning assigned to that term in Regulation D of the Board of Governors of the Federal Reserve System, as in effect from time to time.

“Eurodollar Lending Office” means, with respect to any Lender, the office of such Lender specified as its “Eurodollar Lending Office” opposite its name on Schedule I hereto or in the Assignment and Assumption pursuant to which it became a Lender (or, if no such office is specified, its Domestic Lending Office), or such other office of such Lender as such Lender may from time to time specify to the Borrower and the Administrative Agent.

“Eurodollar Rate” means, for any Interest Period for each Eurodollar Rate Advance comprising part of the same Borrowing, an interest rate per annum equal to the rate of interest per annum (rounded upward to the nearest 1/16 of 1%) appearing on Telerate Page 3750 (or any successor page) as the London interbank offered rate for deposits in Dollars at approximately 11:00 A.M. (London time) two Business Days before the first day of such Interest Period for a period equal to such Interest Period.  If, for any reason, such rate is not available, the term “Eurodollar Rate” shall mean an interest rate per annum equal to the average rate per annum (rounded upward to the nearest 1/16 of 1%) at which deposits in Dollars are offered by the Reference Banks to prime banks in the London interbank market at 11:00 A.M. (London time) two Business Days before the first day of such Interest Period in an amount substantially equal to the Reference Banks’ pro rata share of such Borrowing to be outstanding during such Interest Period and for a period equal to such Interest Period.

“Eurodollar Rate Advance” means an Advance that bears interest as provided in Section 2.11(b).

“Eurodollar Rate Reserve Percentage” of any Lender for any Interest Period for each Eurodollar Rate Advance means the reserve percentage applicable to such Lender during such Interest Period (or if more than one such percentage shall be so applicable, the daily average of such percentages for those days in such Interest Period during which any such percentage shall be so applicable) under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) then applicable to such Lender with respect to liabilities or assets consisting of or including Eurocurrency Liabilities (or with respect to any other category of liabilities that includes deposits by reference to which the interest rate on Eurodollar Rate Advances is determined) having a term equal to such Interest Period.

“Events of Default” has the meaning specified in Section 6.01.

“Excluded Tax” means, with respect to any Credit Party, (i) any Tax imposed on the overall net income of such Credit Party, and franchise taxes imposed on such Credit Party in lieu of net income taxes, by the jurisdiction under the laws of which such Credit Party is organized, or in the case of any Lender by the jurisdiction of such Lender’s Applicable Lending Office, or, in either case, any political subdivision thereof, (ii) any withholding Tax treated as an Excluded Tax under Section 2.18(e) or Section 2.18(f) or (iii) any withholding Tax imposed under FATCA as a result of such Credit Party’s failure to satisfy the requirements for avoiding withholding under FATCA.

“Existing Facility” has the meaning specified in Section 3.01(c).

“Extension Effective Date” has the meaning specified in Section 2.06(c).

“Extension of Credit” means the making of a Borrowing, the issuance of a Letter of Credit or the amendment of any Letter of Credit having the effect of extending the stated termination date thereof or increasing the maximum amount available to be drawn thereunder.  For purposes of this Agreement, a Conversion shall not constitute an Extension of Credit.

“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“Foreign Plan” has the meaning specified in Section 4.01(i).

“GAAP” has the meaning specified in Section 1.03.

“Governmental Approval” means any authorization, consent, approval, license or exemption of, registration or filing with, or report or notice to, any governmental body.

“Guaranty” of any Person means any obligation, contingent or otherwise, of such Person (i) to pay any Debt of any other Person or (ii) incurred in connection with the issuance by a third person of a Guaranty of Debt of any other Person (whether such obligation arises by agreement to reimburse or indemnify such third Person or otherwise).

“Hazardous Materials” means (i) petroleum and petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls and radon gas and (ii) any other chemicals, materials or substances designated, classified or regulated as hazardous or toxic or as a pollutant or contaminant under any Environmental Law.

“Indemnified Taxes” means Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Loan Document.

“Initial Lenders” has the meaning specified in the recital of parties to this Agreement.

“Interest Period” means, for each Eurodollar Rate Advance comprising part of the same Borrowing, the period commencing on the date of such Eurodollar Rate Advance or the date of the Conversion of any Base Rate Advance into such Eurodollar Rate Advance and ending on the last day of the period selected by the Borrower pursuant to the provisions below and, thereafter, with respect to Eurodollar Rate Advances, each subsequent period commencing on the last day of the immediately preceding Interest Period and ending on the last day of the period selected by the Borrower pursuant to the provisions below.  The duration of each such Interest Period shall be one, two, three or six months (or, for any Borrowing, any period specified by the Borrower that is shorter than one month, if all Lenders agree), as the Borrower may, upon notice received by the Administrative Agent not later than 11:00 A.M. on the third Business Day prior to the first day of such Interest Period, select; provided, however, that:

(i)	the Borrower may not select any Interest Period that ends after the Termination Date of any Lender;

(ii)	Interest Periods commencing on the same date for Eurodollar Rate Advances comprising part of the same Borrowing shall be of the same duration;

(iii)
whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day, provided, however, that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day; and

(iv)
whenever the first day of any Interest Period occurs on a day of an initial calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months equal to the number of months in such Interest Period, such Interest Period shall end on the last Business Day of such succeeding calendar month.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“Joint Lead Arrangers” means Barclays Capital, the investment banking division of Barclays, Wells Fargo Securities, BTMU and CS Securities.

“LC Collateral Account” has the meaning specified in Section 2.04(b).

 “LC Issuing Bank” means, as to any Letter of Credit, Barclays, Wells Fargo, BTMU, Credit Suisse and any Lender or Affiliate of a Lender that shall agree to issue a Letter of Credit pursuant to Section 2.04.

“LC Outstandings” means, on any date of determination, the sum of (i) the undrawn stated amounts of all Letters of Credit that are outstanding on such date plus (ii) the aggregate principal amount of all unpaid reimbursement obligations of the Borrower on such date with respect to payments made by any LC Issuing Bank under any Letter of Credit (excluding reimbursement obligations that have been repaid with the proceeds of any Borrowing).

“Lenders” means the Initial Lenders and each Person that shall become a party hereto pursuant to Section 8.07.  Unless the context otherwise requires, the term “Lenders” includes the Swingline Bank.

“Letter of Credit” means any standby letters of credit issued by an LC Issuing Bank pursuant to Section 2.04.

“Lien” means any lien, security interest or other charge or encumbrance of any kind, or any other type of preferential arrangement, including, without limitation, the lien or retained security title of a conditional vendor and any easement, right of way or other encumbrance on title to real property.

“Loan Documents” shall mean, collectively, the Commitment Letter, dated as of June 21, 2011, among the Borrower, the Administrative Agent and the Joint Lead Arrangers, the Fee Letter, dated as of June 21, 2011, among the Borrower, Barclays, Wells Securities, and Wells Fargo, the Fee Letter, dated as of June 21, 2011, among the Borrower, BTMU, Credit Suisse and CS Securities, the Fee Letter, dated as of June 21, 2011, between the Borrower and Barclays, this Agreement and any promissory note issued pursuant to Section 2.10(d), in each case, as amended, supplemented or modified from time to time.

 “Margin Regulations” means Regulations T, U and X of the Board of Governors of the Federal Reserve System, as in effect from time to time.

“Margin Stock” has the meaning specified in the Margin Regulations.

“Material Adverse Change” means any material adverse change (i) in the business, condition (financial or otherwise) or operations of the Borrower and its Subsidiaries, taken as a whole, or (ii) that is reasonably likely to affect the legality, validity or enforceability of this Agreement against the Borrower or the ability of the Borrower to perform its obligations under this Agreement.

“Material Adverse Effect” means a material adverse effect (i) on the business, condition (financial or otherwise) or operations of the Borrower and its Subsidiaries, taken as a whole, or (ii) that is reasonably likely to affect the legality, validity or enforceability of this Agreement against the Borrower or the ability of the Borrower to perform its obligations under this Agreement.

“Moody’s” means Moody’s Investors Service, Inc.

“Moody’s Rating” shall mean, on any date of determination, the debt rating most recently announced by Moody’s with respect to the long-term senior unsecured debt issued by the Borrower.

“Multiemployer Plan” has the meaning specified in Section 4.01(i).

“Non-Defaulting Lender” means, at the time of determination, a Lender that is not a Defaulting Lender.

“Notice of Borrowing” has the meaning specified in Section 2.02(a).

“OECD” means the Organization for Economic Cooperation and Development.

“Outstanding Credits” means, on any date of determination, the sum of (i) the aggregate principal amount of all Advances (including Swingline Advances) outstanding on such date plus (ii) the LC Outstandings on such date.

“Parent” means, with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a subsidiary.

“Permitted Liens” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (i) Liens for taxes, assessments and governmental charges or levies to the extent not required to be paid under Section 5.01(g) hereof; (ii) Liens imposed by law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s Liens, and other similar Liens arising in the ordinary course of business securing obligations that are not overdue for a period of more than 30 days or that are being contested in good faith by appropriate proceedings; (iii) Liens incurred or deposits made to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (iv) easements, rights of way and other encumbrances on title to real property that do not render title to the property encumbered thereby unmarketable or materially adversely affect the use of such property for its present purposes; (v) any judgment Lien, unless an Event of Default under Section 6.01(g) shall have occurred and be continuing; (vi) any Lien on any asset of any Person existing at the time such Person is merged or consolidated with or into the Borrower or any Significant Subsidiary and not created in contemplation of  such event; (vii) deposits made in the ordinary course of business to secure the performance of bids, trade contracts (other than for Debt), operating leases and surety bonds; (viii) Liens upon or in any real property or equipment acquired, constructed, improved or held by the Borrower or any Subsidiary in the ordinary course of business to secure the purchase price of such property or equipment or to secure Debt incurred solely for the purpose of financing the acquisition, construction or improvement of such property or equipment, or Liens existing on such property or equipment at the time of its acquisition (other than any such Liens created in contemplation of such acquisition that were not incurred to finance the acquisition of such property); (ix) extensions, renewals or replacements of any Lien described in clause (iii), (vi), (vii) or (viii) for the same or a lesser amount, provided, however, that no such Lien shall extend to or cover any properties not theretofore subject to the Lien being extended, renewed or replaced; and (x) any other Lien not covered by the foregoing exceptions as long as immediately after the creation of such Lien the aggregate principal amount of Debt secured by all Liens created or assumed under this clause (x) does not exceed 10% of Consolidated Tangible Net Assets of the Borrower.

“Person” means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, limited liability company or other entity, or a government or any political subdivision or agency thereof.

“Plan” has the meaning specified in Section 4.01(i).

“Proposed Increased Commitment” has the meaning specified in Section 2.07(a).

 “Reference Banks” means Barclays and any substitute Lender as may be selected from time to time to act as a Reference Bank hereunder by the Administrative Agent and the Borrower.

“Register” has the meaning specified in Section 8.07(d).

“Regulatory Change” means the adoption, issuance, promulgation, implementation or enactment after the date hereof of any Applicable Law, interpretation, directive, request or guideline (whether or not having the force of law), or any change therein or in the administration or enforcement thereof, including any such action that imposes, increases or modifies any Tax, reserve requirement, insurance charge, special deposit requirement, assessment or capital adequacy requirement.

“Request for Issuance” means a request made pursuant to Section 2.04 in the form of Exhibit B.

“Required Lenders” means at any time Lenders owed in excess of 50% of the then aggregate unpaid principal amount of the Advances owing to Lenders, or, if no such principal amount is then outstanding, Lenders having in excess of 50% in interest of the Commitments.

“Restructuring Law” means Texas Senate Bill 7, as enacted by the Legislature of the State of Texas and signed into law on June 18, 1999, Ohio Senate Bill No. 3, as enacted by the General Assembly of the State of Ohio and signed into law on July 6, 1999, or any similar law applicable to the Borrower or any Subsidiary of the Borrower governing the deregulation or restructuring of the electric power industry.

“RTO Transaction” means the transfer of transmission facilities to a regional transmission organization or equivalent organization as approved or ordered by the Federal Energy Regulatory Commission.

“S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc.

“S&P Rating” shall mean, on any date of determination, the rating most recently announced by S&P with respect to the long-term senior unsecured debt issued by the Borrower.

“SEC” means the United States Securities and Exchange Commission.

“Significant Subsidiary” means, at any time, any Subsidiary of the Borrower that constitutes at such time a “significant subsidiary” of the Borrower, as such term is defined in Regulation S-X of the SEC as in effect on the date hereof (17 C.F.R. Part 210) (other than Southwestern Electric Power Company); provided, however, that “total assets” as used in Regulation S-X shall not include securitization transition assets, phase-in cost assets or similar assets on the balance sheet of any Subsidiary resulting from the issuance of transition bonds or other asset backed securities of a similar nature.

“Stranded Cost Recovery Bonds” means securities, however denominated, that are issued by the Borrower or any Consolidated Subsidiary of the Borrower that are (i) non-recourse to the Borrower and its Significant Subsidiaries (other than for failure to collect and pay over the charges referred to in clause (ii) below) and (ii) payable solely from transition or similar charges authorized by law (including, without limitation, any “financing order”, as such term is defined in the Texas Utilities Code) to be invoiced to customers of any Subsidiary of the Borrower or to retail electric providers.

“Subsidiary” of any Person means any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (ii) the interest in the capital or profits of such limited liability company, partnership or joint venture or (iii) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

“Swingline Advance” means an Advance made pursuant to Section 2.03.

“Swingline Commitment” means, as to the Swingline Bank, its commitment to make Swingline Loans in an amount not in excess of $100,000,000 pursuant to Section 2.03.

“Swingline Bank” means Barclays, in its capacity as lender of Swingline Advances hereunder.

“Swingline Outstandings” means, at any time, the aggregate principal amount of all Swingline Advances outstanding at such time.  The Swingline Outstandings of any Lender at any time shall be its Commitment Percentage of the total Swingline Outstandings at such time.

“Tax” means any levy, impost, deduction, charge or withholding, and all liabilities (including any interest, additions to tax or penalties) with respect thereto, imposed by any governmental authority upon a Person or upon its assets, revenues, income, capital or profits.

“Termination Date” means the earlier to occur of (i) July 26, 2016 or such later date that may be established for any Lender from time to time pursuant to Section 2.06 hereof, and (ii) the date of termination in whole of the Commitments available to the Borrower pursuant to Section 2.08 or 6.01.

“Type” refers to the distinction between Advances bearing interest at the Base Rate and Advances bearing interest at the Eurodollar Rate.

“Voting Stock” means capital stock issued by a corporation, or equivalent interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or Persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

“Wells Securities” means Wells Fargo Securities, LLC.

“Wells Fargo” means Wells Fargo Bank, National Association.

SECTION 1.02. Computation of Time Periods.

In this Agreement in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

SECTION 1.03. Accounting Terms.

All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles consistent with those applied in the preparation of the financial statements referred to in Section 4.01(f) (“GAAP”).

SECTION 1.04. Other Interpretive Provisions.

As used herein, except as otherwise specified herein, (i) references to any Person include its successors and assigns and, in the case of any governmental authority, any Person succeeding to its functions and capacities; (ii) references to any Applicable Law include amendments, supplements and successors thereto; (iii) references to specific sections, articles, annexes, schedules and exhibits are to this Agreement; (iv) words importing any gender include the other gender; (v) the singular includes the plural and the plural includes the singular; (vi) the words “including”, “include” and “includes” shall be deemed to be followed by the words “without limitation”; (vii) captions and headings are for ease of reference only and shall not affect the construction hereof; and (viii) references to any time of day shall be to New York City time unless otherwise specified.

ARTICLE II

AMOUNTS AND TERMS OF THE ADVANCES

SECTION 2.01. The Advances.

(a) Each Lender severally agrees, on the terms and conditions hereinafter set forth, to make Advances (other than Swingline Advances, which shall be made by the Swingline Bank in accordance with Section 2.03) to the Borrower and to participate in Swingline Advances and Letters of Credit from time to time on any Business Day during the period from the date hereof until the Termination Date in an aggregate outstanding amount not to exceed at any time such Lender’s Available Commitment at such time.  Within the limits of each Lender’s Commitment and as hereinabove and hereinafter provided, the Borrower may request Borrowings hereunder, and repay or prepay Advances pursuant to Section 2.14 and utilize the resulting increase in the Available Commitments for further Borrowings in accordance with the terms hereof.

(b) In no event shall the Borrower be entitled to request or receive any Borrowing that would cause the aggregate Outstanding Credits to exceed the Commitments.

SECTION 2.02. Making the Advances.

(a) Each Borrowing (other than with respect to Swingline Advances) shall be in an amount not less than $10,000,000 (or, if less, the Available Commitments at such time) or an integral multiple of $1,000,000 in excess thereof and shall consist of Advances (other than Swingline Advances) of the same Type made on the same day by the Lenders ratably according to their respective Commitment Percentages.  Each Borrowing (other than with respect to Swingline Advances) shall be made on notice, given not later than 11:00 A.M. on the third Business Day prior to the date of the proposed Borrowing in the case of a Borrowing consisting of Eurodollar Rate Advances, or not later than 9:30 A.M. on the date of the proposed Borrowing in the case of a Borrowing consisting of Base Rate Advances, by the Borrower to the Administrative Agent, which shall give to each Lender prompt written notice.  Each such notice of a Borrowing under this Section 2.02 (a “Notice of Borrowing”) shall be by telephone, confirmed immediately in writing, or fax in substantially the form of Exhibit A hereto, specifying therein the requested (i) Borrowing Date for such Borrowing, (ii) Type of Advances comprising such Borrowing, (iii) aggregate amount of such Borrowing, and (iv) in the case of a Borrowing consisting of Eurodollar Rate Advances, the initial Interest Period for each such Advance.  Each Lender shall, before 12:00 noon on the applicable Borrowing Date, make available for the account of its Applicable Lending Office to the Administrative Agent at the Agent’s Account, in same day funds, such Lender’s ratable portion of the Borrowing to be made on such Borrowing Date.  After the Administrative Agent’s receipt of such funds and upon fulfillment of the applicable conditions set forth in Article III, the Administrative Agent will promptly make such funds available to the Borrower in such manner as the Borrower shall have specified in the applicable Notice of Borrowing and as shall be reasonably acceptable to the Administrative Agent.

(b) Anything in subsection (a) above to the contrary notwithstanding, (i) the Borrower may not select Eurodollar Rate Advances for any Borrowing if the aggregate amount of such Borrowing is less than $10,000,000 or if the obligation of the Lenders to make Eurodollar Rate Advances shall then be suspended pursuant to Section 2.12(c), 2.12(f) or 2.16, and (ii) there shall be not more than 20 Borrowings at any one time outstanding.

(c) Each Notice of Borrowing shall be irrevocable and binding on the Borrower.  In the case of any Borrowing that the related Notice of Borrowing specifies is to comprise Eurodollar Rate Advances, the Borrower shall indemnify each Lender against any loss, cost or expense incurred by such Lender as a result of any failure to fulfill on or before the date specified in such Notice of Borrowing for such Borrowing the applicable conditions set forth in Article III, including, without limitation, any loss (including loss of anticipated profits), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to fund the Advance to be made by such Lender as part of such Borrowing when such Advance, as a result of such failure, is not made on such date.

(d) Unless the Administrative Agent shall have received notice by courier or fax from a Lender prior to any Borrowing Date or, in the case of a Base Rate Advance, prior to the time of Borrowing, that such Lender will not make available to the Administrative Agent such Lender’s Advance as part of the Borrowing to be made on such Borrowing Date, the Administrative Agent may assume that such Lender has made such portion available to the Administrative Agent on such Borrowing Date in accordance with subsection (a) of this Section 2.02, and the Administrative Agent may (but it shall not be required to), in reliance upon such assumption, make available to the Borrower on such date a corresponding amount.  If and to the extent that such Lender shall not have so made such Advance available to the Administrative Agent, such Lender and the Borrower severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount, together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Administrative Agent, at (i) in the case of the Borrower, the interest rate applicable at the time to Advances comprising such Borrowing and (ii) in the case of such Lender, the Federal Funds Rate.  If such Lender shall repay to the Administrative Agent such corresponding amount, such amount so repaid shall constitute such Lender’s Advance as part of such Borrowing for purposes of this Agreement.

(e) The failure of any Lender to make the Advance to be made by it as part of any Borrowing shall not relieve any other Lender of its obligation, if any, hereunder to make its Advance on the date of such Borrowing, but no Lender shall be responsible for the failure of any other Lender to make the Advance to be made by such other Lender on the date of any Borrowing.

SECTION 2.03. Swingline Advances.

(a) Swingline Advances.  Subject to the terms and conditions set forth herein, the Swingline Bank, in reliance on the agreements of the Lenders set forth in this Section, agrees to make Swingline Advances to the Borrower from time to time on any Business Day from the date hereof until the Termination Date, in an aggregate principal amount not to exceed at any time outstanding the Swingline Bank’s Swingline Commitment; provided that, after giving effect to any Swingline Advance, (i) the Outstanding Credits shall not exceed the Commitments and (ii) the sum of the aggregate principal amount of Advances made by any Lender, plus such Lender’s Commitment Percentage of the LC Outstandings, plus such Lender’s Commitment Percentage of the outstanding amount of all Swingline Advances shall not exceed such Lender’s Commitment; provided, further, that the Swingline Bank shall not be required to make a Swingline Advance to refinance an outstanding Swingline Advance.  Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Swingline Advances.  Immediately upon the making of a Swingline Advance within such limits and conditions by the Swingline Bank, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Swingline Bank a participation in such Swingline Advance in an amount equal to such Lender’s Commitment Percentage of the amount of such Swingline Advance.

(b) Borrowing Procedures for Swingline Advances.  Each Swingline Advance shall be made upon the Borrower’s irrevocable notice to the Swingline Bank and the Administrative Agent.  Each such notice shall be in the form of a written Notice of Borrowing, appropriately completed and signed by a responsible officer of the Borrower, or may be given by telephone (if immediately confirmed in writing by delivery of such a written Notice of Borrowing consistent with such telephonic notice) and must be received by the Swingline Bank and the Administrative Agent not later than 10:00 AM (New York City time) on the date of the requested Swingline Advance, and such notice shall specify (i) the amount to be borrowed, which shall be in a minimum of $100,000 or a larger multiple of $50,000, and (ii) the date of such request for a Swingline Advance (which shall be a Business Day).  Promptly after receipt by the Swingline Bank of such notice, the Swingline Bank will confirm with the Administrative Agent that the Administrative Agent has also received such notice and, if not, the Swingline Bank will notify the Administrative Agent of the contents thereof.  Unless the Swingline Bank has received notice from the Administrative Agent (including at the request of the Lenders) prior to 2:00 PM (New York City time) on such requested borrowing date (A) directing such Swingline Bank not to make such Swingline Advance as a result of the limitations set forth in the first sentence of subsection (a) of this Section or (B) that one or more of the applicable conditions set forth in Section 3.02 is not then satisfied, then, subject to the terms and conditions set forth herein, the Swingline Bank shall make such Swingline Advance available to the Borrower, by wire transfer thereof in accordance with instructions provided to (and reasonably acceptable to) the Swingline Bank, not later than 3:00 PM (New York City time) on the requested date of the Swingline Advance (which instructions may include standing payment instructions, which may be updated from time to time by the Borrower, provided that, unless the Swingline Bank shall otherwise agree, any such update shall not take effect until the Business Day immediately following the date on which such update is provided to the Swingline Bank).

(c) Refinancing of Swingline Advances.

(i) The Swingline Bank at any time in its sole and absolute discretion may request, on behalf of the Borrower (which hereby irrevocably authorizes the Swingline Bank to so request on its behalf), that each Lender make a Base Rate Advance in an amount equal to such Lender’s Commitment Percentage of the amount of Swingline Advances made by such Swingline Bank then outstanding.  Such request shall be made in writing (which written request shall be deemed to be a Notice of Borrowing for purposes hereof) and in accordance with the requirements of Section 2.02, without regard to the minimum and multiples specified therein, but subject to the aggregate Available Commitments and the conditions set forth in Section 3.02.  The Swingline Bank shall furnish the Borrower with a copy of such Notice of Borrowing promptly after delivering such notice to the Administrative Agent. Each Lender shall make an amount equal to its Commitment Percentage of the amount specified in such Notice of Borrowing available to the Administrative Agent in immediately available funds for the account of the Swingline Bank at the Agent’s Account not later than 1:00 PM (New York City time) on the day specified in such Notice of Borrowing, whereupon, subject to subsection (c)(ii) of this Section, each Lender that so makes funds available shall be deemed to have made a Base Rate Advance to the Borrower in such amount.

(ii) If for any reason any Swingline Advance cannot be refinanced by such a Borrowing in accordance with subsection (c)(i) of this Section, the request for Base Rate Advances submitted by the Swingline Bank as set forth herein shall be deemed to be a request by the Swingline Bank that each of the Lenders fund its participation in the relevant Swingline Advance, and each Lender’s payment to the Administrative Agent for the account of such Swingline Bank pursuant to such subsection (c)(i) shall be deemed payment in respect of such participation.  The Administrative Agent shall notify the Borrower of any participations in any Swingline Advances funded pursuant to this paragraph (ii), and thereafter payments in respect of such Swingline Advances (to the extent of such funded participations) shall be made to the Administrative Agent and not to the Swingline Bank.

(iii) If any Lender fails to make available to the Administrative Agent for the account of the Swingline Bank any amount required to be paid by such Lender pursuant to the foregoing provisions of this subsection (c) by the time specified in subsection (c)(i), the Swingline Bank shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Swingline Bank at a rate per annum equal to the greater of the Federal Funds Rate from time to time in effect and a rate determined by the Swingline Bank in accordance with banking industry rules on interbank compensation, plus any reasonable administrative, processing or similar fees customarily charged by the Swingline Bank in connection with the foregoing.  If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Advance included in the relevant Borrowing or funded participation in the relevant Swingline Advance, as the case may be.  A certificate of a Swingline Bank submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this paragraph (iii) shall be conclusive absent manifest error.

(iv) Each Lender’s obligation to make Advances to purchase and fund participations in Swingline Advances pursuant to this subsection (c) shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against the Swingline Bank, the Borrower or any other Person for any reason whatsoever, (B) the occurrence or continuance of a Default or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided that each Lender’s obligation to make Advances pursuant to this subsection (c) is subject to the conditions set forth in Section 3.02. No such funding of participations shall relieve or otherwise impair the obligation of the Borrower to repay Swingline Advances, together with interest as provided herein.

(d)           Repayment of Participations.

(i) At any time after any Lender has purchased and funded a participation in a Swingline Advance, if the Swingline Bank receives any payment on account of such Swingline Advance, the Swingline Bank will promptly remit such Lender’s Commitment Percentage of such payment to the Administrative Agent (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s participation was funded) in like funds as received by the Swingline Bank, and any such amounts received by the Administrative Agent will be remitted by the Administrative Agent to the Lenders that shall have funded their participations pursuant to subsection (c)(ii) of this Section to the extent of their interests therein.

(ii) If any payment received by the Swingline Bank in respect of principal or interest on any Swingline Advance is required to be returned by the Swingline Bank because such payment or interest is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent, L/C Issuer, Swingline Bank or any Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then each Lender shall pay to the Swingline Bank its Commitment Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned at a rate per annum equal to the Federal Funds Rate from time to time in effect.  The Administrative Agent will make such demand upon the request of the Swingline Bank.  The obligations of the Lenders under this paragraph (ii) shall survive the payment in full of the Outstanding Credits and the termination of this Credit Agreement.

(e)           Interest for Account of the Swingline Bank.  The Swingline Bank shall be responsible for invoicing the Borrower for interest on the Swingline Advances made by the Swingline Bank.  Until each Lender funds its Base Rate Advance or participation pursuant to this Section to refinance such Lender’s percentage of any Swingline Advance made by the Swingline Bank, interest in respect of such Lender’s share thereof shall be solely for the account of the Swingline Bank.

(f)           Payments Directly to the Swingline Bank.  Except as otherwise expressly provided herein, the Borrower shall make all payments of principal and interest in respect of the Swingline Advances directly to the Swingline Bank.

SECTION 2.04. Letters of Credit.

(a) Each of Barclays, Wells Fargo, BTMU and Credit Suisse has agreed to act as an LC Issuing Bank and, in such capacity, each has agreed to issue Letters of Credit having an aggregate face amount not greater than $187,500,000 for each such LC Issuing Bank.  The Borrower may also from time to time appoint one or more Lenders (with the consent of any such Lender, which consent may be withheld in the sole discretion of each Lender) to act, either directly or through an Affiliate of such Lender, as an LC Issuing Bank hereunder.  Any such appointment and the terms thereof shall be evidenced in a separate written agreement executed by the Borrower and the relevant LC Issuing Bank, a copy of which agreement shall be delivered by the Borrower to the Administrative Agent.  The Administrative Agent shall give prompt notice of any such appointment to the other Lenders.  Upon such appointment, if and for so long as such Lender shall have any obligation to issue any Letters of Credit hereunder or any Letter of Credit issued by such Lender shall remain outstanding, such Lender shall be deemed to be, and shall have all the rights and obligations of, an “LC Issuing Bank” under this Agreement.

(b) Subject to the terms and conditions hereof, each Letter of Credit shall be issued (or the stated maturity thereof extended or terms thereof modified or amended) on not less than two Business Days’ prior notice thereof by delivery of a Request for Issuance to the Administrative Agent (which shall promptly distribute copies thereof to the Lenders) and the relevant LC Issuing Bank for the account of the Borrower or any of its Subsidiaries; provided that the Borrower shall be the account party for the purposes of this Agreement and shall have the reimbursement obligations with respect thereto.  Each Letter of Credit shall be issued in a form acceptable to the LC Issuing Bank.  Each Request for Issuance shall specify (i) the identity of the relevant LC Issuing Bank, (ii) the date (which shall be a Business Day) of issuance of such Letter of Credit (or the date of effectiveness of such extension, modification or amendment) and the stated expiry date thereof (which shall be not more than one year after the date of issuance, provided, that if the expiry date of such Letter of Credit is later than the Termination Date of any Lender, the Borrower will no later than (x) five Business Days prior to such Termination Date if the Borrower’s Applicable Rating Level is 5 or above and (y) 15 days prior to such Termination Date if the Borrower’s Applicable Rating Level is 6, deposit in an account designated with the Administrative Agent (the “LC Collateral Account”), in the name of the Administrative Agent and for the benefit of the applicable Lenders and the applicable LC Issuing Banks, in same day funds, an amount equal to the product of (A) 1.03 times the aggregate undrawn stated amount of such Letter of Credit and (B) the Commitment Percentage of the Commitments expiring on such Termination Date), (iii) the proposed stated amount of such Letter of Credit (which amount shall not (A) be less than $100,000 and (B) be subject to any automatic increase provisions), (iv) the name and address of the beneficiary of such Letter of Credit and (v) a statement of drawing conditions applicable to such Letter of Credit, and if such Request for Issuance relates to an amendment or modification of a Letter of Credit, it shall be accompanied by the consent of the beneficiary of the Letter of Credit thereto.  Each Request for Issuance shall be irrevocable unless modified or rescinded by the Borrower not less than two days prior to the proposed date of issuance (or effectiveness) specified therein.  Not later than 12:00 noon on the proposed date of issuance (or effectiveness) specified in such Request for Issuance, and upon fulfillment of the applicable conditions precedent and the other requirements set forth herein, the relevant LC Issuing Bank shall issue (or extend, amend or modify) such Letter of Credit and provide notice and a copy thereof to the Administrative Agent, which shall promptly furnish copies thereof to the Lenders; provided that the LC Issuing Bank shall not issue or amend any Letter of Credit if such LC Issuing Bank has received notice from the Administrative Agent that the applicable conditions precedent have not been satisfied.

(c) No Letter of Credit shall be requested or issued hereunder if, after the issuance thereof, (i) the Outstanding Credits would exceed the aggregate Commitments, or (ii) the LC Outstandings would exceed $750,000,000.

(d) The Borrower hereby agrees to pay to the Administrative Agent for the account of each LC Issuing Bank and, if they shall have purchased participations in the reimbursement obligations of the Borrower pursuant to subsection (e) below, the participating Lenders, on each date on which such LC Issuing Bank shall pay any amount under any Letter of Credit issued by such LC Issuing Bank, a sum equal to the amount so paid plus interest on such amount from the date so paid by such LC Issuing Bank until repayment to such LC Issuing Bank in full at a fluctuating interest rate per annum equal to the interest rate applicable to Base Rate Advances plus 2%.  The Borrower may reimburse drawings under a Letter of Credit with an Advance (including a Swingline Advance).  Notwithstanding anything herein to the contrary, the obligations with respect to Letters of Credit of (i) the Borrower shall survive any Termination Date and shall remain in effect until no Letters of Credit remain outstanding, (ii) each Lender shall survive to the extent that the Borrower shall fail to deposit cash collateral in the LC Collateral Account as required under subsection (b) above and (iii) each Lender shall be reinstated, to the extent any such cash collateral, the application thereof or the reimbursement in respect thereof is required to be returned to the Borrower by any LC Issuing Bank after such Termination Date.

(e) If any LC Issuing Bank shall not have been reimbursed in full for any payment made by such LC Issuing Bank under a Letter of Credit issued by such LC Issuing Bank on the date of such payment, such LC Issuing Bank may give the Administrative Agent and each Lender prompt notice thereof (an “LC Payment Notice”) no later than 12:00 noon on any Business Day on or after the Business Day immediately succeeding the date of such payment by such LC Issuing Bank.  Each Lender severally agrees to purchase a participation in the reimbursement obligation of the Borrower to such LC Issuing Bank by paying to the Administrative Agent for the account of such LC Issuing Bank an amount equal to such Lender’s Commitment Percentage of such unreimbursed amount paid by such LC Issuing Bank, plus interest on such amount at a rate per annum equal to the Federal Funds Rate from the date of the payment by such LC Issuing Bank to the date of payment to such LC Issuing Bank by such Lender.  Each such payment by a Lender shall be made not later than 3:00 P.M. on the later to occur of (i) the Business Day immediately following the date of such payment by such LC Issuing Bank and (ii) the Business Day on which such Lender shall have received an LC Payment Notice from such LC Issuing Bank.  Each Lender’s obligation to make each such payment to the Administrative Agent for the account of such LC Issuing Bank shall be several and shall not be affected by the occurrence or continuance of a Default or the failure of any other Lender to make any payment under this Section 2.04(e).  Each Lender further agrees that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(f) The failure of any Lender to make any payment to the Administrative Agent for the account of any LC Issuing Bank in accordance with subsection (e) above shall not relieve any other Lender of its obligation to make payment, but no Lender shall be responsible for the failure of any other Lender.  If any Lender (a “non-performing Lender”) shall fail to make any payment to the Administrative Agent for the account of any LC Issuing Bank in accordance with subsection (e) above within five Business Days after the LC Payment Notice relating thereto, then, for so long as such failure shall continue, such LC Issuing Bank shall be deemed, for purposes of Sections 6.01 and 8.01 hereof, to be a Lender owed a Borrowing in an amount equal to the outstanding principal amount due and payable by such non-performing Lender to the Administrative Agent for the account of such LC Issuing Bank pursuant to subsection (e) above.  Any non-performing Lender and the Borrower (without waiving any claim against such Lender for such Lender’s failure to purchase a participation in the reimbursement obligations of the Borrower under subsection (e) above) severally agree to pay to the Administrative Agent for the account of such LC Issuing Bank forthwith on demand such amount, together with interest thereon for each day from the date such Lender would have purchased its participation had it complied with the requirements of subsection (e) above until the date such amount is paid to the Administrative Agent at (i) in the case of the Borrower, the interest rate applicable at the time to Base Rate Advances plus 2%, in accordance with Section 2.04(d), and (ii) in the case of such Lender, the Federal Funds Rate.

(g) The payment obligations of each Lender under Section 2.04(e) and of the Borrower under this Agreement in respect of any payment under any Letter of Credit shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

(i) any lack of validity or enforceability of this Agreement or any other agreement or instrument relating thereto or to such Letter of Credit;

(ii) any amendment or waiver of, or any consent to departure from, the terms of this Agreement or such Letter of Credit;

(iii) the existence of any claim, set-off, defense or other right that the Borrower may have at any time against any beneficiary, or any transferee, of such Letter of Credit (or any Persons for whom any such beneficiary or any such transferee may be acting), any LC Issuing Bank, or any other Person, whether in connection with this Agreement, the transactions contemplated hereby, thereby or by such Letter of Credit, or any unrelated transaction;

(iv) any statement or any other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

(v) payment in good faith by any LC Issuing Bank under the Letter of Credit issued by such LC Issuing Bank against presentation of a draft or certificate that does not comply with the terms of such Letter of Credit;

(vi) the use that may be made of any Letter of Credit by, or any act or omission of, the beneficiary of any Letter of Credit (or any Person for which the beneficiary may be acting); or

(vii) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing.

(h) Without limiting any other provision of this Section 2.04, for purposes of this Section 2.04 any LC Issuing Bank may rely upon any oral, telephonic, telegraphic, facsimile, electronic, written or other communication believed in good faith to have been authorized by the Borrower, whether or not given or signed by an authorized Person of the Borrower.

(i) The Borrower assumes all risks of the acts and omissions of any beneficiary or transferee of any Letter of Credit.  Neither any LC Issuing Bank, the Lenders nor any of their respective officers, directors, employees, agents or Affiliates shall be liable or responsible for  (i) the use that may be made of such Letter of Credit or any acts or omissions of any beneficiary or transferee thereof in connection therewith; (ii) the validity, sufficiency or genuineness of documents, or of any endorsement thereon, even if such documents should prove to be in any or all respects invalid, insufficient, fraudulent or forged; (iii) payment by any LC Issuing Bank against presentation of documents that do not comply with the terms of such Letter of Credit, including failure of any documents to bear any reference or adequate reference to such Letter of Credit; or (iv) any other circumstances whatsoever in making or failing to make payment under such Letter of Credit, except that the Borrower and each Lender shall have the right to bring suit against each LC Issuing Bank, and each LC Issuing Bank shall be liable to the Borrower and any Lender, to the extent of any direct, as opposed to consequential, damages suffered by the Borrower or such Lender that the Borrower or such Lender proves were caused by such LC Issuing Bank’s willful misconduct or gross negligence, including, in the case of the Borrower, such LC Issuing Bank’s willful failure to make timely payment under such Letter of Credit following the presentation to it by the beneficiary thereof of a draft and accompanying certificate(s) that strictly comply with the terms and conditions of such Letter of Credit.  In furtherance and not in limitation of the foregoing, each LC Issuing Bank may accept sight drafts and accompanying certificates presented under the Letter of Credit issued by such LC Issuing Bank that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and payment against such documents shall not constitute willful misconduct or gross negligence by such LC Issuing Bank. Notwithstanding the foregoing, no Lender shall be obligated to indemnify the Borrower for damages caused by any LC Issuing Bank’s willful misconduct or gross negligence.

SECTION 2.05. Fees.

(a) The Borrower agrees to pay to the Administrative Agent for the account of each Lender a commitment fee equal to the Commitment Fee Rate in effect from time to time times the amount of such Lender’s Available Commitment from the date hereof in the case of each Initial Lender and from the effective date specified in the Assignment and Assumption pursuant to which it became a Lender in the case of each other Lender until the Termination Date, payable quarterly in arrears on the last day of each March, June, September and December, commencing September 30, 2011, and ending on the Termination Date of such Lender; provided that, in calculating the Available Commitment of such Lender for purposes of this Section 2.05, the aggregate principal amount of Swingline Advances then outstanding (other than Swingline Advances in which such Lender has funded its participation) shall be deemed to be zero.

(b) The Borrower shall pay to the Administrative Agent such fees as may from time to time be agreed between the Borrower and the Administrative Agent.

(c) The Borrower shall pay to the Administrative Agent for the account of each Lender a fee (the “LC Fee”) on the average daily aggregate principal amount of each such Lender’s Commitment Percentage of the LC Outstandings from the date hereof until the later to occur of the Termination Date of such Lender and the date on which no Letters of Credit in which such Lender is obligated to participate are outstanding, payable on the last day of each March, June, September and December (commencing on September 30, 2011), and on such later date, at a rate equal at all times to the Applicable Margin in effect from time to time for Eurodollar Rate Advances.

(d) The Borrower shall pay to each LC Issuing Bank such fees for the issuance and maintenance of Letters of Credit issued by such LC Issuing Bank and for drawings thereunder as may be separately agreed between the Borrower and such LC Issuing Bank.

SECTION 2.06. Extension of the Termination Date.

(a) Not earlier than 60 days prior to, nor later than 30 days prior to each of the first and second anniversaries of the date of this Agreement, the Borrower may request by notice made to the Administrative Agent (which shall promptly notify the Lenders thereof) a one-year extension of the Termination Date.   Each Lender shall notify the Administrative Agent by the date specified by the Administrative Agent (which date shall be a Business Day and shall not be less than 15 days prior to, nor more than 30 days prior to, the Extension Effective Date) that either (A) such Lender declines to consent to extending the Termination Date or (B) such Lender consents to extending the Termination Date.  Any Lender not responding within the above time period shall be deemed not to have consented to extending the Termination Date.  The Administrative Agent shall, after receiving the notifications from all of the Lenders or the expiration of such period, whichever is earlier, notify the Borrower and the Lenders of the results thereof.  The Borrower may request no more than two extensions pursuant to this Section.

(b) If any Lender declines, or is deemed to have declined, to consent to such request for extension (each a “Declining Lender”), the Borrower shall have the right to replace such Declining Lender in accordance with Section 8.07(i).  Any Lender replacing a Declining Lender shall be deemed to have consented to such request for extension (regardless of when such replacement is effective) and shall not be deemed to be a Declining Lender.

(c) If the Required Lenders have consented to the extension of the Termination Date, the Termination Date shall be extended (solely with respect each Lender that consented to the extension) to the date that is one year after the then-effective Termination Date, effective as of the date to be determined by the Administrative Agent and the Borrower (the “Extension Effective Date”).  On or prior to the Extension Effective Date, the Borrower shall deliver to the Administrative Agent, in form and substance satisfactory to the Administrative Agent, (i) the resolutions of the Borrower authorizing such extension, certified as being in effect as of the Extension Effective Date and the related incumbency certificate of the Borrower, (ii) a favorable opinion of counsel for the Borrower (which may be an attorney of American Electric Power Service Corporation), as to such matters as any Lender through the Administrative Agent may reasonably request and (iii) a certificate of the Borrower stating that on and as of such Extension Effective Date, and after giving effect to the extension to be effective on such date, all conditions precedent to an Extension of Credit are satisfied.  On each Extension Effective Date, the Borrower shall pay to the Administrative Agent, for the account of each applicable Declining Lender, the principal amount of all Advances outstanding owing to such Declining Lender and all interest thereon and all fees and other amounts (including, without limitation, any amounts payable pursuant to Section 8.04(c)) payable to such Declining Lender accrued through such Extension Effective Date.  Promptly following such Extension Effective Date, the Administrative Agent shall distribute an amended Schedule I to this Agreement (which shall thereafter be incorporated into this Agreement) to reflect any changes in the Lenders, the Commitments and each Lender’s Commitment Percentage as of such Extension Effective Date.

SECTION 2.07. Increase of the Commitments.

(a) The Borrower may, from time to time, provided that no Default or Event of Default has occurred and is continuing, request by notice to the Administrative Agent, to increase the Commitments in minimum increments of $10,000,000, up to a maximum increase aggregate amount (for all such increases) of $500,000,000, by designating one or more Eligible Assignees (each a “Designated Lender”) that agree to accept all or a portion of such additional Commitments (the “Proposed Increased Commitment”), provided, that (i) if a Designated Lender is not a Lender, such Designated Lender shall be reasonably acceptable to the Administrative Agent, the Swingline Bank and each LC Issuing Bank, and such Designated Lender’s Proposed Increased Commitment shall be at least $5,000,000; and (ii) if Designated Lender is a Lender, such Designated Lender shall be reasonably acceptable to the Swingline Bank and each LC Issuing Bank, and allocations of the Proposed Increased Commitment among Designated Lenders that are Lenders shall be based on the ratio of each existing Lender’s Proposed Increased Commitment, if any, to the aggregate of all Proposed Increased Commitments.  The Borrower may elect to remove or replace any such designated Eligible Assignee at any time prior to the effective date of such increase, provided that any newly designated Eligible Assignee is reasonably acceptable to the Administrative Agent, the Swingline Bank and each LC Issuing Bank.

(b) The Administrative Agent shall promptly notify the Designated Lenders of the Proposed Increased Commitment.  Each Designated Lender shall notify the Administrative Agent by the date specified by the Administrative Agent (which date shall be a Business Day) that either (A) such Designated Lender declines to accept its additional Commitments or (B) such Designated Lender consents to accept its additional Commitments.  Any Designated Lender not responding on or prior to the date specified by the Administrative Agent shall be deemed not to have consented to accept its additional Commitments. The Administrative Agent shall, after receiving the notifications from all of the Designated Lenders or following the date specified in the notice to such Designated Lenders, whichever is earlier, notify the Borrower and the Lenders of the results thereof and the effective date of any additional Commitments.  The Borrower shall deliver (i) a certificate signed by a duly authorized officer of the Borrower to the Administrative Agent, dated as of the effective date of such additional Commitments, stating that all conditions precedent to an Extension of Credit set forth in Section 3.02 are true and correct on and as of such effective date and (ii) a favorable opinion of counsel for the Borrower (which may be an attorney of American Electric Power Service Corporation), as to such matters as any Lender through the Administrative Agent may reasonably request.

(c) Promptly following the effective date of any Commitment increase pursuant to this Section 2.07, (i) the Administrative Agent shall distribute an amended Schedule I to this Agreement (which shall thereafter be incorporated into this Agreement) to reflect any changes in Lenders, the Commitments and each Lender’s Commitment Percentage as of such effective date and (ii) the Borrower shall prepay the outstanding Borrowings (if any) in full, and shall simultaneously make new Borrowings hereunder in an amount equal to such prepayment, so that, after giving effect thereto, the Borrowings are held ratably by the Lenders in accordance with their respective Commitments (after giving effect to such Commitment increase).  Prepayments made under this clause (c) shall not be subject to the notice requirements of Section 2.14.

(d) Notwithstanding any provision contained herein to the contrary, from and after the date of any Commitment increase and the making of any Advances on such date pursuant to clause (c)(ii) above, all calculations and payments of fees and of interest on the Advances shall take into account the actual Commitment of each Lender and the principal amount outstanding of each Advance made by such Lender during the relevant period of time.

SECTION 2.08. Termination or Reduction of the Commitments.

(a) The Borrower shall have the right, upon at least three Business Days’ notice to the Administrative Agent, to terminate in whole or reduce ratably in part the Available Commitments, provided that (i) each partial reduction shall be in a minimum amount of $5,000,000 or an integral multiple of $1,000,000 in excess thereof and (ii) no such termination or reduction shall be made that would reduce the aggregate Commitments to an amount less than the Outstanding Credits on the date of such termination or reduction.

(b) The Commitments shall automatically be terminated on the latest Termination Date.

(c) Once terminated, neither a Commitment nor any portion thereof may be reinstated.

SECTION 2.09. Repayment of Advances.

(a) The Borrower shall repay to the Administrative Agent for the account of each Lender on the Termination Date with respect to such Lender the aggregate principal amount of the Advances (other than Swingline Advances) made by such Lender to the Borrower then outstanding.  The Borrower will repay to the Swingline Bank the then unpaid principal amount of each Swingline Advance on the earliest of the latest Termination Date, the fourth Business Day after such Swingline Advance is made and any date on which a Borrowing (other than with respect to a Swingline Advance) is made.

(b) If at any time (i) the aggregate principal amount of Outstanding Credits exceed the aggregate Commitments, the Borrower shall pay or prepay so much of the Borrowings and/or deposit funds in the LC Collateral Account equal to 103% of so much of the LC Outstandings as shall be necessary in order that the principal amount of Advances outstanding plus the aggregate amount of LC Outstandings not so cash collateralized will not exceed the Commitments.

SECTION 2.10. Evidence of Indebtedness.

(a) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness to such Lender resulting from each Advance made by such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.

(b) The Administrative Agent shall maintain accounts in which it will record (i) the amount of each Advance made hereunder, the Type of each Advance made and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder from the Borrower and each Lender’s share thereof.

(c) The entries made in the accounts maintained pursuant to subsections (a) and (b) of this Section 2.10 shall, to the extent permitted by Applicable Law, be prima facie evidence of the existence and amounts of the obligations therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligations of the Borrower to repay the Advances and interest thereon in accordance with their terms.

(d) Any Lender may request that any Advances made by it be evidenced by one or more promissory notes.  In such event, the Borrower shall prepare, execute and deliver to such Lender one or more promissory notes payable to the order of such Lender (or, if requested by such Lender, to such Lender and its assignees) and in a form approved by the Administrative Agent.  Thereafter, the Advances evidenced by such promissory notes and interest thereon shall at all times (including after assignment pursuant to Section 8.07) be represented by one or more promissory notes in such form payable to the order of the payee named therein.

SECTION 2.11. Interest on Advances.

The Borrower shall pay interest on the unpaid principal amount of each Advance from the date of such Advance until such principal amount shall be paid in full, at the following rates per annum:

(a) Base Rate Advances.  During such periods as such Advance is a Base Rate Advance or a Swingline Advance, a rate per annum equal at all times to the sum of (x) the Base Rate plus (y) the Applicable Margin for Base Rate Advances in effect from time to time, payable in arrears quarterly on the last day of each March, June, September and December during such periods and on the date such Base Rate Advance shall be Converted or paid in full.

(b) Eurodollar Rate Advances.  During such periods as such Advance is a Eurodollar Rate Advance, a rate per annum equal at all times during each Interest Period for such Advance to the sum of (x) the Eurodollar Rate for such Interest Period for such Advance plus (y) the Applicable Margin for Eurodollar Rate Advances in effect from time to time, payable in arrears on the last day of such Interest Period and, if such Interest Period has a duration of more than three months, on each day that occurs during such Interest Period every three months from the first day of such Interest Period and on the date such Eurodollar Rate Advance shall be Converted or paid in full.

(c) Additional Interest on Eurodollar Rate Advances.  The Borrower shall pay to each Lender, so long as such Lender shall be required under regulations of the Board of Governors of the Federal Reserve System to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency Liabilities, additional interest on the unpaid principal amount of each Eurodollar Rate Advance of such Lender, from the date of such Advance until such principal amount is paid in full, at an interest rate per annum equal at all times to the remainder obtained by subtracting (i) the Eurodollar Rate for the Interest Period for such Advance from (ii) the rate obtained by dividing such Eurodollar Rate by a percentage equal to 100% minus the Eurodollar Rate Reserve Percentage of such Lender for such Interest Period, payable on each date on which interest is payable on such Advance.  Such additional interest shall be determined by such Lender and notified to the Borrower through the Administrative Agent.

SECTION 2.12. Interest Rate Determination.

(a) To the extent required hereunder, each Reference Bank agrees to furnish to the Administrative Agent timely information for the purpose of determining each Eurodollar Rate.  If fewer than two Reference Banks furnish such timely information to the Administrative Agent for the purpose of determining any such rate, the Administrative Agent shall determine such interest rate on the basis of timely information furnished by the remaining Reference Bank.

(b) The Administrative Agent shall give prompt notice to the Borrower and the Lenders of the applicable interest rate determined by the Administrative Agent for purposes of Section 2.11(a) or (b), and, if applicable, the applicable rate, if any, furnished by each Reference Bank for the purpose of determining the applicable interest rate under Section 2.11(b).

(c) If, with respect to any Eurodollar Rate Advances, (i) the Required Lenders notify the Administrative Agent that the Eurodollar Rate for any Interest Period for such Advances will not adequately reflect the cost to such Required Lenders of making, funding or maintaining their respective Eurodollar Rate Advances for such Interest Period, or (ii) the Reference Banks notify the Administrative Agent that adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of Eurodollar Rate, the Administrative Agent shall forthwith so notify the Borrower and the Lenders, whereupon (A) each Eurodollar Rate Advance will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Advance, and (B) the obligation of the Lenders to make, or to Convert Advances into, Eurodollar Rate Advances shall be suspended until the Administrative Agent shall notify the Borrower and the Lenders that the circumstances causing such suspension no longer exist.

(d) If the Borrower shall fail to select the duration of any Interest Period for any Eurodollar Rate Advances in accordance with the provisions contained in the definition of “Interest Period” in Section 1.01, the Administrative Agent will forthwith so notify the Borrower and the Lenders and such Advances will automatically, on the last day of the then existing Interest Period therefor, Convert into Base Rate Advances.

(e) On the date on which the aggregate unpaid principal amount of Eurodollar Rate Advances comprising any Borrowing shall be reduced, by payment or prepayment or otherwise, to less than $10,000,000, such Advances shall automatically Convert into Base Rate Advances.

(f) Upon the occurrence and during the continuance of any Event of Default, (i) each Eurodollar Rate Advance will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Advance and (ii) the obligation of the Lenders to make, or to Convert Advances into, Eurodollar Rate Advances shall be suspended.

SECTION 2.13. Optional Conversion of Advances.

The Borrower may on any Business Day, upon notice given to the Administrative Agent not later than 12:00 noon on the third Business Day prior to the date of the proposed Conversion and subject to the provisions of Sections 2.12 and 2.16, Convert all or any part of Advances of one Type comprising the same Borrowing into Advances of the other Type or of the same Type but having a new Interest Period; provided, however, that any Conversion of Eurodollar Rate Advances into Base Rate Advances shall be made only on the last day of an Interest Period for such Eurodollar Rate Advances, any Conversion of Base Rate Advances into Eurodollar Rate Advances shall be in an amount not less than the minimum amount specified in Section 2.02(b) and no Conversion of any Advances shall result in more separate Borrowings than permitted under Section 2.02(b).  Each such notice of a Conversion shall, within the restrictions specified above, specify (i) the date of such Conversion, (ii) the Advances to be Converted, and (iii) if such Conversion is into Eurodollar Rate Advances, the duration of the initial Interest Period for each such Advance.  Each notice of Conversion shall be irrevocable and binding on the Borrower.  This Section shall not apply to Swingline Borrowings, which may not be Converted.

SECTION 2.14. Optional Prepayments of Advances.

The Borrower may, upon at least two Business Days’ notice, in the case of Eurodollar Rate Advances, and upon notice not later than 11:00 A.M. (New York time) on the date of prepayment, in the case of Base Rate Advances and Swingline Advances, to the Administrative Agent (and, in the case of a Swingline Advance, the Swingline Bank) stating the proposed date and aggregate principal amount of the prepayment, and, if such notice is given, the Borrower shall prepay the outstanding principal amount of the Advances comprising part of the same Borrowing in whole or ratably in part, together with accrued interest to the date of such prepayment on the principal amount prepaid; provided, however, that (x) each partial prepayment shall be in a minimum amount of $5,000,000 or an integral multiple of $1,000,000 in excess thereof and (y) in the event of any such prepayment of a Eurodollar Rate Advance, the Borrower shall be obligated to reimburse the Lenders in respect thereof pursuant to Section 8.04(c).

SECTION 2.15. Increased Costs.

(a) If, due to any Regulatory Change, there shall be any increase in the cost to any Credit Party of agreeing to make or making, funding or maintaining any Extension of Credit (without duplication of the provisions of Section 2.18, with regard to any such increased costs resulting from Taxes or Other Taxes) and (ii) changes in the basis of taxation of overall net income or overall gross income by the United States or by the foreign jurisdiction or state under the laws of which such Credit Party is organized or has its Applicable Lending Office or any political subdivision thereof), then the Borrower shall from time to time, promptly upon demand by such Credit Party (with a copy of such demand to the Administrative Agent), pay to the Administrative Agent for the account of such Credit Party additional amounts sufficient to compensate such Credit Party for such increased cost.  Each Credit Party will promptly notify the Borrower of any determination made by it referred to above, but the failure to give such notice shall not affect such Credit Party’s right to compensation, provided, however, that the Borrower shall not be required to pay such additional amounts in respect of any Regulatory Change for any period ending prior to the date that is 180 days prior to the giving of the notice of the determination of such additional amounts (unless such period shall have commenced after the date that such Credit Party notified the Borrower that additional amounts were payable as a result of such Regulatory Change); except, if such Regulatory Change shall have been imposed retroactively, for the period from the effective date of such Regulatory Change to the date that is 180 days after the first date on which such Credit Party reasonably should have had knowledge of such Regulatory Change.

(b) If any Credit Party determines that any Regulatory Change affects or would affect the amount of capital required or expected to be maintained by such Credit Party or any corporation controlling such Credit Party and that the amount of such capital is increased by or based upon the existence of such Credit Party’s commitment to make Extensions of Credit hereunder and other commitments of this type, then, upon demand by such Credit Party (with a copy of such demand to the Administrative Agent), the Borrower shall pay to the Administrative Agent for the account of such Credit Party, promptly upon demand from time to time and as specified by such Credit Party, additional amounts sufficient to compensate such Credit Party or such corporation in the light of such circumstances, to the extent that such Credit Party reasonably determines such increase in capital to be allocable to the existence of such Credit Party’s commitment to make Extensions of Credit hereunder; provided, however, that the Borrower shall not be required to pay such additional amounts in respect of any Regulatory Change for any period ending prior to the date that is 180 days prior to the making of such Credit Party’s initial request for such additional amounts (unless such period shall have commenced after the date that such Credit Party notified the Borrower that additional amounts were payable as a result of such Regulatory Change); except, if such Regulatory Change shall have been imposed retroactively, for the period from the effective date of such Regulatory Change to the date that is 180 days after the first date on which such Credit Party reasonably should have had knowledge of such Regulatory Change.

(c)  In making the determinations contemplated by Sections 2.15(a) and (b), each Credit Party may make such estimates, assumptions, allocations and the like that such Credit Party in good faith determines to be appropriate, and such Credit Party’s selection thereof in accordance with this Section 2.15(c), and the determinations made by such Credit Party on the basis thereof, shall be final, binding and conclusive upon the Borrower, except, in the case of such determinations, for manifest errors in computation or transmission.  Each Credit Party shall furnish to the Borrower upon request a certificate explaining the basis for any amounts claimed by it under Section 2.15(a) or (b), provided, that no Credit Party shall be required to disclose in any such certificate any confidential information relating to such Credit Party or any Person controlling such Credit Party.

(d) For the avoidance of doubt, Sections 2.15(a) and (b) shall apply to all requests, rules, guidelines or directives concerning capital adequacy (x) issued in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act or (y) promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, regardless of the date enacted, adopted or issued.

SECTION 2.16. Illegality.

If due to any Regulatory Change it shall become unlawful or impossible for any Credit Party (or its Eurodollar Lending Office) to make, maintain or fund its Eurodollar Rate Advances, and such Credit Party shall so notify the Administrative Agent, the Administrative Agent shall forthwith give notice thereof to the other Credit Parties and the Borrower, whereupon, until such Credit Party notifies the Borrower and the Administrative Agent that the circumstances giving rise to such suspension no longer exist, the obligation of such Credit Party to make Eurodollar Rate Advances, or to Convert outstanding Advances into Eurodollar Rate Advances, shall be suspended.  Before giving any notice to the Administrative Agent pursuant to this Section 2.16, such Credit Party shall use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions applicable to such Credit Party) to designate a different Eurodollar Lending Office if such designation would avoid the need for giving such notice and would not, in the judgment of such Credit Party, be otherwise disadvantageous to such Credit Party.  If such notice is given, each Eurodollar Rate Advance of such Credit Party then outstanding shall be converted to a Base Rate Advance either (i) on the last day of the then current Interest Period applicable to such Eurodollar Rate Advance if such Credit Party may lawfully continue to maintain and fund such Advance to such day or (ii) immediately if such Credit Party shall determine that it may not lawfully continue to maintain and fund such Advance to such day.

SECTION 2.17. Payments and Computations.

(a) The Borrower shall make each payment to be made by it hereunder not later than 1:00 P.M. on the day when due in Dollars to the Administrative Agent at the Agent’s Account (except payments to be made directly to the Swingline Bank as expressly provided herein) in same day funds without condition or deduction for any counterclaim, defense, recoupment or setoff.  The Administrative Agent will promptly thereafter cause to be distributed like funds relating to the payment of principal or interest or commitment fees ratably (other than amounts payable pursuant to Section 2.11(c), 2.15, 2.18 or 8.04(c)) to the Lenders for the account of their respective Applicable Lending Offices, and like funds relating to the payment of any other amount payable to any Lender to such Lender for the account of its Applicable Lending Office, in each case to be applied in accordance with the terms of this Agreement.  Upon its acceptance of an Assignment and Assumption and recording of the information contained therein in the Register pursuant to Section 8.07(c), from and after the effective date specified in such Assignment and Assumption, the Administrative Agent shall make all payments hereunder in respect of the interest assigned thereby to the Lender assignee thereunder, and the parties to such Assignment and Assumption shall make all appropriate adjustments in such payments for periods prior to such effective date directly between themselves.

(b) The Borrower hereby authorizes each Lender, if and to the extent payment owed to such Lender is not made when due hereunder, after any applicable grace period, to charge from time to time against any or all of the Borrower’s accounts with such Lender any amount so due.

(c) All computations of interest based on the rate referred to in clause (i) of the definition of the “Base Rate” contained in Section 1.01 shall be made by the Administrative Agent on the basis of a year of 365 or 366 days, as the case may be, and all computations of interest based on the Eurodollar Rate or the Federal Funds Rate and of commitment fees and LC Fees shall be made by the Administrative Agent on the basis of a year of 360 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest, commitment fees or LC Fees are payable.  Each determination by the Administrative Agent of an interest rate hereunder shall be conclusive and binding for all purposes, absent manifest error.

(d) Whenever any payment hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest or commitment fees, as the case may be; provided, however, that, if such extension would cause payment of interest on or principal of Eurodollar Rate Advances to be made in the next following calendar month, such payment shall be made on the next preceding Business Day.

(e) Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to a Lender hereunder that the Borrower will not make such payment in full, the Administrative Agent may assume that the Borrower has made such payment in full to the Administrative Agent on such date, and the Administrative Agent may, in reliance upon such assumption, cause to be distributed to each Lender on such due date an amount equal to the amount then due such Lender.  If and to the extent that the Borrower shall not have so made such payment in full to the Administrative Agent, each Lender shall repay to the Administrative Agent forthwith on demand such amount distributed to such Lender together with interest thereon, for each day from the date such amount is distributed to such Lender until the date such Lender repays such amount to the Administrative Agent, at the Federal Funds Rate.

SECTION 2.18. Taxes.

(a) Any and all payments by the Borrower under any Loan Document shall be made, in accordance with Section 2.17, free and clear of and without deduction for any and all present or future Taxes, except as required by Applicable Law.  If the Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable under any Loan Document to any Credit Party, (i) if such Taxes are Indemnified Taxes, the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.18) such Credit Party (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, and (ii) whether or not such Taxes are Indemnified Taxes, the Borrower shall make such deductions and shall, to the fullest extent permitted by Applicable Law, pay the full amount deducted to the relevant taxation authority or other authority in accordance with Applicable Law.

(b) In addition, the Borrower shall pay any present or future stamp, court or documentary, intangible, recording or filing taxes or any other excise or property taxes, charges or similar levies that arise from any payment made by the Borrower hereunder or from the execution, delivery or registration of, performing under, or otherwise with respect to, this Agreement (hereinafter referred to as “Other Taxes”).

(c) The Borrower shall indemnify each Credit Party for and hold it harmless against the full amount of Taxes or Other Indemnified Taxes (including, without limitation, taxes of any kind imposed by any jurisdiction on amounts payable under this Section 2.18), imposed on or paid by such Credit Party (as the case may be) and any liability (including penalties, interest and expenses that do not arise from such Credit Party’s failure timely to give notice thereof or request payment pursuant to this Section 2.18) arising therefrom or with respect thereto.  This indemnification shall be made within 30 days from the date such Credit Party (as the case may be) makes written demand therefor.

(d) Within 30 days after the date of any payment of Indemnified Taxes by the Borrower, the Borrower shall furnish to the Administrative Agent, at its address referred to in Section 8.02, the original or a certified copy of a receipt evidencing such payment.  In the case of any payment hereunder by or on behalf of the Borrower through an account or branch outside the United States or by or on behalf of the Borrower by a payor that is not a United States person, if the Borrower determines that no Taxes are payable in respect thereof, the Borrower shall furnish, or shall cause such payor to furnish, to the Administrative Agent, at such address, an opinion of counsel reasonably acceptable to the Administrative Agent stating that such payment is exempt from Taxes.  For purposes of this subsection (d) and subsection (e), the terms “United States” and “United States person” shall have the meanings specified in Section 7701 of the Internal Revenue Code.

(e) (i)           Each Credit Party that is a United States Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Credit Party becomes a Credit Party under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of Internal Revenue Service Form W-9 certifying that such Credit Party is exempt from U.S. federal backup withholding tax.

(ii)           Each Credit Party organized under the laws of a jurisdiction outside the United States, on or prior to the date of its execution and delivery of this Agreement in the case of each Credit Party party hereto on the date of this Agreement and on the date of the Assignment and Assumption pursuant to which it becomes a Credit Party in the case of each other Credit Party, and from time to time thereafter as requested in writing by the Borrower (but only so long as such Credit Party remains lawfully able to do so), shall provide each of the Administrative Agent and the Borrower with two original Internal Revenue Service Form W-8BEN or W-8ECI, as appropriate, or any successor or other form prescribed by the Internal Revenue Service, certifying that such Credit Party is exempt from or entitled to a reduced rate of United States withholding tax on payments pursuant to this Agreement.  If the form provided by a Credit Party at the time such Credit Party first becomes a party to this Agreement indicates a United States interest withholding tax rate in excess of zero, withholding tax at such rate shall be considered an Excluded Tax unless and until such Credit Party provides the appropriate forms certifying that a lesser rate applies, whereupon withholding tax at such lesser rate only shall be considered an Excluded Tax for periods governed by such form; provided, however, that, if at the date of the Assignment and Assumption pursuant to which a Credit Party assignee becomes a party to this Agreement, the Credit Party assignor was entitled to payments under subsection (a) in respect of United States withholding tax with respect to interest paid at such date, then, to such extent, the term Indemnified Taxes shall include (in addition to withholding taxes that may be imposed in the future or other amounts otherwise includable in Indemnified Taxes) United States withholding tax, if any, applicable with respect to the Credit Party assignee on such date.  If any form or document referred to in this subsection (e) requires the disclosure of information, other than information necessary to compute the tax payable and information required on the date hereof by Internal Revenue Service Form W-8BEN or W-8ECI, that the Credit Party reasonably considers to be confidential, the Credit Party shall give notice thereof to the Borrower and shall not be obligated to include in such form or document such confidential information.

(f) For any period with respect to which a Credit Party has failed to provide the Borrower with the appropriate form described in Section 2.18(e) (other than if such failure is due to a change in law occurring subsequent to the date on which a form originally was required to be provided, or if such form otherwise is not required under subsection (e) above), any Tax attributable to such failure shall be considered an Excluded Tax; provided, however, that should a Credit Party become subject to Taxes because of its failure to deliver a form required hereunder, the Borrower shall take such steps as the Credit Party shall reasonably request to assist the Credit Party to recover such Taxes.

SECTION 2.19. Sharing of Payments, Etc.

(a) If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of the Advances owing to it or participations in Swingline Advances or Letters of Credit (other than pursuant to Section 2.11(c), 2.15, 2.18 or 8.04(c) or in respect of Eurodollar Rate Advances converted into Base Rate Advances pursuant to Section 2.16) by the Borrower, in excess of its ratable share of payments on account of the Advances to the Borrower and participations in Swingline Advances and Letters of Credit, obtained by all the Lenders, such Lender shall forthwith purchase from the other Lenders such participations in such Advances owing to them and participations in Swingline Advances and Letters of Credit as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each Lender shall be rescinded and such Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such Lender’s ratable share (according to the proportion of (i) the amount of such Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered.  The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section 2.19 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation.

(b) If any Lender shall fail to make any payment required to be made by it pursuant to Sections 2.03(c), 2.04(e), 2.02(d), or 7.05, then the Administrative Agent may, in its discretion and notwithstanding any contrary provision hereof, (i) apply any amounts thereafter received by the Administrative Agent for the account of such Lender for the benefit of the Administrative Agent, the Swingline Bank and the LC Issuing Banks to satisfy such Lender’s obligations to it or them under such Section until all such unsatisfied obligations are fully paid, and/or (ii) hold any such amounts in a segregated account as cash collateral for, and application to, any future funding obligations of such Lender under any such Section, in the case of each of clauses (i) and (ii) above, in any order as determined by the Administrative Agent in its discretion.

ARTICLE III

CONDITIONS PRECEDENT

SECTION 3.01. Conditions Precedent to Effectiveness of this Agreement and Initial Extensions of Credit.

The effectiveness of this Agreement and the obligation of each Lender, the Swingline Bank and each LC Issuing Bank, as applicable, to make the initial Extension of Credit to be made by it hereunder shall be subject to the satisfaction of  the following conditions precedent:

(a) The Administrative Agent shall have received on or before the date of such effectiveness the following, each dated such day, in form and substance reasonably satisfactory to the Administrative Agent in sufficient copies for each Lender:

(i) Certified copies of the resolutions of the board of directors of the Borrower approving this Agreement, and of all documents evidencing other necessary corporate action and Governmental Approvals, if any, with respect to this Agreement.

(ii) A certificate of the Secretary or Assistant Secretary of the Borrower certifying the names and true signatures of the officers of the Borrower authorized to sign this Agreement and the other documents to be delivered by the Borrower hereunder.

(iii) A favorable opinion of counsel for the Borrower (which may be an attorney of American Electric Power Service Corporation), substantially in the form of Exhibit D hereto and as to such other matters as any Lender through the Administrative Agent may reasonably request.

(iv) A favorable opinion of King & Spalding LLP, counsel for the Administrative Agent, in the form of Exhibit E hereto.

(b) On such date, the following statements shall be true and the Administrative Agent shall have received for the account of each Lender a certificate signed by a duly authorized officer of the Borrower, dated such date, stating that:

(i) The representations and warranties of the Borrower contained in Section 4.01 are true and correct in all material respects on and as of such date, as though made on and as of such date, and

(ii) No event has occurred and is continuing that constitutes a Default.

(c) The Borrower shall have paid all accrued fees and expenses of the Administrative Agent, the Joint Lead Arrangers and the Lenders (including the accrued fees and expenses of counsel to the Administrative Agent to the extent then due and payable).

(d) The Administrative Agent shall have received counterparts of this Agreement, executed and delivered by the Borrower and the Lenders.

(e) The Administrative Agent shall have received evidence of the termination of the $1,500,000,000 Second Amended and Restated Credit Agreement, dated as of March 31, 2008, as amended (the “Existing Facility”), among the Borrower, the lenders named therein and Barclays, as administrative agent, and the payment of all payment obligations of the Borrower thereunder (other than any such obligations that, by their terms, survive the termination of such agreement).

(f) The Administrative Agent shall have received copies or other evidence of such other approvals and such other opinions or documents as any Lender, the Swingline Bank, LC Issuing Bank or the Administrative Agent may reasonably request through the Administrative Agent.

SECTION 3.02. Conditions Precedent to each Extension of Credit.

The obligation of each Lender, the Swingline Bank and each LC Issuing Bank, as applicable, to make each Extension of Credit to be made by it hereunder (other than in connection with any Borrowing that would not increase the aggregate principal amount of Advances outstanding immediately prior to the making of such Borrowing) shall be subject to the satisfaction of the conditions precedent set forth in Section 3.01 and on the date of such Borrowing:

(a) The following statements shall be true (and each of the giving of the applicable Notice of Borrowing and the acceptance by the Borrower of the proceeds of any such Extension of Credit shall constitute a representation and warranty by the Borrower that on the date of such Extension of Credit such statements are true):

(i) The representations and warranties of the Borrower contained in Section 4.01 (other than the representation and warranty in Section 4.01(e) and the representation and warranty set forth in the last sentence of Section 4.01(f)) are true and correct in all material respects on and as of the date of such Extension of Credit, before and after giving effect to such Extension of Credit and to the application of the proceeds therefrom, as though made on and as of such date, and

(ii) No event has occurred and is continuing or would result from such Extension of Credit or from the application of the proceeds therefrom, that constitutes a Default.

(b) The Administrative Agent shall have received copies or other evidence of such other approvals and such other opinions or documents as any Lender, the Swingline Bank, LC Issuing Bank or the Administrative Agent may reasonably request through the Administrative Agent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

SECTION 4.01. Representations and Warranties of the Borrower.

The Borrower represents and warrants as follows:

(a) The Borrower is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, and each Significant Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or otherwise organized.

(b) The execution, delivery and performance by the Borrower of each Loan Document, and the consummation of the transactions contemplated hereby, are within the Borrower’s corporate powers, have been duly authorized by all necessary action, and do not contravene (i) the Borrower’s certificate of incorporation or by-laws, (ii) law binding or affecting the Borrower or (iii) any contractual restriction binding on or affecting the Borrower or any of its properties.

(c) Each Loan Document has been duly executed and delivered by the Borrower.  Each Loan Document is the legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights in general, and except as the availability of the remedy of specific performance is subject to general principles of equity (regardless of whether such remedy is sought in a proceeding in equity or at law) and subject to requirements of reasonableness, good faith and fair dealing.

(d) No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party is required for the due execution, delivery and performance by the Borrower of any Loan Document.

(e) There is no pending or threatened action, suit, investigation, litigation or proceeding, including, without limitation, any Environmental Action, affecting the Borrower or any of its Significant Subsidiaries before any court, governmental agency or arbitrator that is reasonably likely to have a Material Adverse Effect, except as disclosed in the Disclosure Documents.

(f) The consolidated balance sheets of the Borrower and its Consolidated Subsidiaries as at December 31, 2010 and March 31, 2011, and the related consolidated statements of income and cash flows of the Borrower and its Consolidated Subsidiaries for the fiscal periods then ended, accompanied by (in the case of such financial statements for the fiscal year ended December 31, 2010) an opinion of Deloitte & Touche LLP, an independent registered public accounting firm, copies of each of which have been furnished to each Lender, fairly present (subject, in the case of such financial statements for the fiscal quarter ended March 31, 2011 to year-end adjustments) the consolidated financial condition of the Borrower and its Consolidated Subsidiaries as at such dates and the consolidated results of the operations of the Borrower and its Consolidated Subsidiaries for the periods ended on such dates, all in accordance with generally accepted accounting principles consistently applied.  Since December 31, 2010, there has been no Material Adverse Change.

(g) No written statement, information, report, financial statement, exhibit or schedule furnished by or on behalf of the Borrower to the Administrative Agent, any Lender or any LC Issuing Bank in connection with the syndication or negotiation of this Agreement or included herein or delivered pursuant hereto contained, contains, or will contain any material misstatement of fact or intentionally omitted, omits, or will omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were, are, or will be made, not misleading.

(h) Except as disclosed in the Disclosure Documents, the Borrower and each Significant Subsidiary is in material compliance with all laws (including ERISA and Environmental Laws) rules, regulations and orders of any governmental authority applicable to it.

(i) No failure to satisfy the minimum funding standard applicable to a Plan for a plan year (as described in Section 302 of ERISA and Section 412 of the Internal Revenue Code) that could reasonably be expected to have a Material Adverse Effect, whether or not waived, has occurred with respect to any Plan.  The Borrower has not incurred, and does not presently expect to incur, any withdrawal liability under Title IV of ERISA with respect to any Multiemployer Plan that could reasonably be expected to have a Material Adverse Effect.  The Borrower and each of its ERISA Affiliates have complied in all material respects with ERISA and the Internal Revenue Code.  The Borrower and each of its Subsidiaries have complied in all material respects with foreign law applicable to its Foreign Plans, if any.  As used herein, the term “Plan” shall mean an “employee pension benefit plan” (as defined in Section 3 of ERISA) which is and has been established or maintained, or to which contributions are or have been made or should be made according to the terms of the plan, by the Borrower or any of its ERISA Affiliates.  The term “Multiemployer Plan” shall mean any Plan which is a “multiemployer plan” (as such term is defined in Section 4001(a)(3) of ERISA).  The term “Foreign Plan” shall mean any pension, profit-sharing, deferred compensation, or other employee benefit plan, program or arrangement maintained by any Subsidiary which, under applicable local foreign law, is required to be funded through a trust or other funding vehicle.

(j) The Borrower and its Subsidiaries have filed or caused to be filed all material Federal, state and local tax returns that are required to be filed by them, and have paid or caused to be paid all material taxes shown to be due and payable on such returns or on any assessments received by them (to the extent that such taxes and assessments have become due and payable) other than those taxes contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(k) The Borrower is not engaged in the business of extending credit for the purpose of buying or carrying Margin Stock, and no proceeds of any Advance will be used to buy or carry any Margin Stock or to extend credit to others for the purpose of buying or carrying any Margin Stock.  Not more than 25% of the assets of the Borrower and the Significant Subsidiaries that are subject to the restrictions of Section 5.02(a), (c) or (d) constitute Margin Stock.

(l) Neither the Borrower nor any Significant Subsidiary is an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company”, as such terms are defined in the Investment Company Act of 1940, as amended.  Neither the making of any Extension of Credit, the application of the proceeds or repayment thereof by the Borrower nor the consummation of the other transactions contemplated hereby will violate any provision of such Act or any rule, regulation or order of the SEC thereunder.

(m) All Significant Subsidiaries as of the date hereof are listed on Schedule 4.01(m) hereto.

ARTICLE V

COVENANTS OF THE BORROWER

SECTION 5.01. Affirmative Covenants.

So long as any Advance or any other amount payable hereunder shall remain unpaid, any Letter of Credit shall remain outstanding or any Lender shall have any Commitment hereunder, the Borrower will:

(a) Preservation of Existence, Etc.  Preserve and maintain, and cause each Significant Subsidiary to preserve and maintain, its corporate, partnership or limited liability company (as the case may be) existence and all material rights (charter and statutory) and franchises; provided, however, that the Borrower and any Significant Subsidiary may consummate any merger or consolidation permitted under Section 5.02(a); and provided further that neither the Borrower nor any Significant Subsidiary shall be required to preserve any right or franchise if (i) the board of directors of the Borrower or such Significant Subsidiary, as the case may be, shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Borrower or such Significant Subsidiary, as the case may be, and that the loss thereof is not disadvantageous in any material respect to the Borrower or such Significant Subsidiary, as the case may be, or to the Lenders; (ii) required in connection with or pursuant to any Restructuring Law; or (iii) required in connection with the RTO Transaction; and provided further, that no Significant Subsidiary shall be required to preserve and maintain its corporate existence if (x) the loss thereof is not disadvantageous in any material respect to the Borrower or to the Lenders or (y) required in connection with or pursuant to any Restructuring Law or (z) required in connection with the RTO Transaction.

(b) Compliance with Laws, Etc.  Comply, and cause each Significant Subsidiary to comply, in all material respects, with Applicable Law, with such compliance to include, without limitation, compliance with ERISA and Environmental Laws.

(c) Performance and Compliance with Other Agreements.  Perform and comply, and cause each Significant Subsidiary to perform and comply, with the provisions of each indenture, credit agreement, contract or other agreement by which it is bound, the non-performance or non-compliance with which would result in a Material Adverse Change.

(d) Inspection Rights.  At any reasonable time and from time to time, permit the Administrative Agent, the Swingline Bank, any LC Issuing Bank or any Lender or any agents or representatives thereof to examine and make copies of and abstracts from the records and books of account of, and visit the properties of, the Borrower and any Significant Subsidiary and to discuss the affairs, finances and accounts of the Borrower and any Significant Subsidiary with any of their officers or directors and with their independent certified public accountants.

(e) Maintenance of Properties, Etc.  Maintain and preserve, and cause each Significant Subsidiary to maintain and preserve, all of its properties that are used or useful in the conduct of its business in good working order and condition, ordinary wear and tear excepted and except as required in connection with or pursuant to any Restructuring Law or in connection with RTO Transaction.

(f) Maintenance of Insurance.  Maintain, and cause each Significant Subsidiary to maintain, insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as is usually carried by companies engaged in similar businesses and owning similar properties; provided, however, that the Borrower and each Significant Subsidiary may self-insure to the same extent as other companies engaged in similar businesses and owning similar properties and to the extent consistent with prudent business practice.

(g) Payment of Taxes, Etc.  Pay and discharge, and cause each of its Subsidiaries to pay and discharge, before the same shall become delinquent, (i) all taxes, assessments and governmental charges or levies imposed upon it or upon its property and (ii) all lawful claims that, if unpaid, might by law become a Lien upon its property; provided, however, that neither the Borrower nor any of its Subsidiaries shall be required to pay or discharge any such tax, assessment, charge or claim that is being contested in good faith and by proper proceedings and as to which adequate reserves are being maintained in accordance with GAAP, unless and until any Lien resulting therefrom attaches to its property and becomes enforceable against its other creditors.

(h) Keeping of Books.  Keep, and cause each Significant Subsidiary to keep, proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Borrower and each such Significant Subsidiary in accordance with GAAP.

(i) Reporting Requirements.  Furnish to the Lenders:

(i) as soon as available and in any event within 60 days after the end of each of the first three quarters of each fiscal year of the Borrower, a copy of the Borrower’s Quarterly Report on Form 10-Q for such quarter, as filed with the SEC, which shall contain a consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such quarter and consolidated statements of income and cash flows of the Borrower and its Subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, duly certified (subject to year-end audit adjustments) by the chief financial officer, chief accounting officer, treasurer or assistant treasurer of the Borrower as having been prepared in accordance with generally accepted accounting principles and a certificate of the chief financial officer, chief accounting officer, treasurer or assistant treasurer of the Borrower as to compliance with the terms of this Agreement and setting forth in reasonable detail the calculations necessary to demonstrate compliance with Section 5.03, provided that in the event of any change in GAAP used in the preparation of such financial statements, the Borrower shall also provide, if necessary for the determination of compliance with Section 5.03, a statement of reconciliation conforming such financial statements to GAAP in effect on the date hereof;

(ii) as soon as available and in any event within 120 days after the end of each fiscal year of the Borrower, a copy of the Borrower’s Annual Report on Form 10-K for such year, as filed with the SEC, which shall contain a copy of the annual audit report for such year for the Borrower and its Subsidiaries, containing a consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such fiscal year and consolidated statements of income and cash flows of the Borrower and its Subsidiaries for such fiscal year, in each case accompanied by an opinion by Deloitte & Touche LLP or another independent registered public accounting firm acceptable to the Required Lenders, and consolidating statements of income and cash flows of the Borrower and its Subsidiaries for such fiscal year, and a certificate of the chief financial officer, chief accounting officer, treasurer or assistant treasurer of the Borrower as to compliance with the terms of this Agreement and setting forth in reasonable detail the calculations necessary to demonstrate compliance with Section 5.03, provided that in the event of any change in GAAP used in the preparation of such financial statements, the Borrower shall also provide, if necessary for the determination of compliance with Section 5.03, a statement of reconciliation conforming such financial statements to GAAP in effect on the date hereof;

(iii) as soon as possible and in any event within five days after the chief financial officer or treasurer of the Borrower obtains knowledge of the occurrence of each Default continuing on the date of such statement, a statement of the chief financial officer or treasurer of the Borrower setting forth details of such Default and the action that the Borrower has taken and proposes to take with respect thereto;

(iv) promptly after the sending or filing thereof, copies of all Reports on Form 8-K that the Borrower or any Significant Subsidiary files with the Securities and Exchange Commission or any national securities exchange;

(v) promptly after the commencement thereof, notice of all actions and proceedings before any court, governmental agency or arbitrator affecting the Borrower or any Significant Subsidiary of the type described in Section 4.01(e); and

(vi) such other information respecting the Borrower or any of its Subsidiaries as the Swingline Bank, any LC Issuing Bank or any Lender through the Administrative Agent may from time to time reasonably request.

Notwithstanding the foregoing, the information required to be delivered pursuant to clauses (i), (ii) and (iv) shall be deemed to have been delivered if such information shall be available on the website of the Securities and Exchange Commission at http://www.sec.gov or any successor website; provided that the compliance certificates required under clauses (i) and (ii) shall be delivered in the manner specified in Section 8.02(b).

SECTION 5.02. Negative Covenants.

So long as any Advance or any other amount payable hereunder shall remain unpaid, any Letter of Credit shall remain outstanding or any Lender shall have any Commitment hereunder, the Borrower agrees that it will not:

(a) Mergers, Etc.  Merge or consolidate with or into any Person, or permit any Significant Subsidiary to do so, except that (i) any Subsidiary may merge or consolidate with or into any other Subsidiary of the Borrower, (ii) any Subsidiary may merge into the Borrower, (iii) any Significant Subsidiary may merge with or into any other Person so long as such Significant Subsidiary continues to be a Significant Subsidiary of the Borrower and (iv) the Borrower may merge with any other Person so long as the successor entity (if other than the Borrower) assumes, in form reasonably satisfactory to the Administrative Agent, all of the obligations of the Borrower under this Agreement and the other Loan Documents and has long-term senior unsecured debt ratings issued (and confirmed after giving effect to such merger) by S&P or Moody’s of at least BBB- and Baa3, respectively (or if no such ratings have been issued, commercial paper ratings issued (and confirmed after giving effect to such merger) by S&P and Moody’s of at least A-3 and P-3, respectively), provided, in each case, that no Default shall have occurred and be continuing at the time of such proposed transaction or would result therefrom.

(b) Stock of Significant Subsidiaries.  Sell, lease, transfer or otherwise dispose of, other than (i) in connection with an RTO Transaction, but only if no Default or Event of Default has occurred and is continuing or would result from such RTO Transaction, or (ii) pursuant to the requirements of any Restructuring Law, equity interests in any Significant Subsidiary of the Borrower (other than AEP Resources, Inc., AEP Energy Services, Inc. or CSW Energy, Inc.) if such Significant Subsidiary would cease to be a Subsidiary as a result of such sale, lease, transfer or disposition.

(c) Sales, Etc. of Assets.  Sell, lease, transfer or otherwise dispose of, or permit any Significant Subsidiary (other than AEP Resources, Inc., AEP Energy Services, Inc. or CSW Energy, Inc.) to sell, lease, transfer or otherwise dispose of, any assets, or grant any option or other right to purchase, lease or otherwise acquire any assets, except (i) sales in the ordinary course of its business, (ii) sales, leases, transfers or dispositions of assets to any Person that is not a wholly-owned Subsidiary of the Borrower that in the aggregate do not exceed 20% of the Consolidated Tangible Net Assets of the Borrower and its Subsidiaries, whether in one transaction or a series of transactions, (iii) other sales, leases, transfers and dispositions made in connection with an RTO Transaction or pursuant to the requirements of any Restructuring Law or to a wholly owned Subsidiary of the Borrower, or (iv) sales of pollution control assets to a state or local government or any political subdivision or agency thereof in connection with any transaction with such Person pursuant to which such Person sells or otherwise transfers such pollution control assets back to the Borrower or a Subsidiary under an installment sale, loan or similar agreement, in each case in connection with the issuance of pollution control or similar bonds.

(d) Liens, Etc.  Create or suffer to exist, or permit any Significant Subsidiary to create or suffer to exist, any Lien on or with respect to any of its properties, including, without limitation, on or with respect to equity interests in any Subsidiary of the Borrower, whether now owned or hereafter acquired, or assign, or permit any Significant Subsidiary to assign, any right to receive income (other than in connection with Stranded Cost Recovery Bonds and the sale of accounts receivable by the Borrower), other than (i) Permitted Liens, (ii) the Liens existing on the date hereof, (iii) Liens securing first mortgage bonds issued by any Subsidiary of the Borrower the rates or charges of which are regulated by the Federal Energy Regulatory Commission or any state governmental authority, provided that the aggregate principal amount of such first mortgage bonds of any such Subsidiary do not exceed 66-2/3% of the net value of plant, property and equipment of such Subsidiary and (iv) the replacement, extension or renewal of any Lien permitted by clauses (ii) and (iii) above upon or in the same property theretofore subject thereto or the replacement, extension or renewal (without increase in the amount or change in any direct or contingent obligor) of the Debt secured thereby.

(e) Restrictive Agreements.  Enter into, or permit any Significant Subsidiary to enter into (except in connection with or pursuant to any Restructuring Law), any agreement after the date hereof, or amend, supplement or otherwise modify any agreement existing on the date hereof, that imposes any restriction on the ability of any Significant Subsidiary to make payments, directly or indirectly, to its shareholders by way of dividends, advances, repayment of loans or intercompany charges, expenses and accruals or other returns on investments that is more restrictive than any such restriction applicable to such Significant Subsidiary on the date hereof; provided, however, that any Significant Subsidiary may agree to a financial covenant limiting its ratio of Consolidated Debt to Consolidated Capital to no more than 0.675 to 1.00.

(f) ERISA.  (i) Terminate or withdraw from, or permit any of its ERISA Affiliates to terminate or withdraw from, any Plan with respect to which the Borrower or any of its ERISA Affiliates may have any liability by reason of such termination or withdrawal, if such termination or withdrawal could have a Material Adverse Effect, (ii) incur a full or partial withdrawal, or permit any ERISA Affiliate to incur a full or partial withdrawal, from any Multiemployer Plan with respect to which the Borrower or any of its ERISA Affiliates may have any liability by reason of such withdrawal, if such withdrawal could have a Material Adverse Effect, (iii) otherwise fail, or permit any of its ERISA Affiliates to fail, to comply in all material respects with ERISA or the related provisions of the Internal Revenue Code if such noncompliances, singly or in the aggregate, could have a Material Adverse Effect, or (iv) fail, or permit any of its Subsidiaries to fail, to comply with Applicable Law with respect to any Foreign Plan if such noncompliances, singly or in the aggregate, could have a Material Adverse Effect.

(g) Use of Proceeds.  Use the proceeds of any Extension of Credit to buy or carry Margin Stock.

SECTION 5.03. Financial Covenant.

So long as any Advance shall remain unpaid, any Letter of Credit shall remain outstanding or any Lender shall have any Commitment hereunder, the Borrower will maintain a ratio of Consolidated Debt to Consolidated Capital, as of the last day of each March, June, September and December, of not greater than 0.675 to 1.00.

ARTICLE VI

EVENTS OF DEFAULT

SECTION 6.01. Events of Default.

If any of the following events (“Events of Default”) shall occur and be continuing:

(a) The Borrower shall fail to pay any principal of any Advance when the same becomes due and payable, or shall fail to pay any interest on any Advance or make any other payment of fees or other amounts payable under this Agreement within five days after the same becomes due and payable; or

(b) Any representation or warranty made by the Borrower herein or by the Borrower (or any of its officers) in connection with this Agreement shall prove to have been incorrect in any material respect when made; or

(c) (i) The Borrower shall fail to perform or observe any term, covenant or agreement contained in Section 5.01(a), 5.01(i)(iii) or 5.02 (other than Section 5.02(f)), or (ii) the Borrower shall fail to provide cash collateral in accordance with Section 2.04(b), 2.09(b) or 8.16(c)(ii), or (iii) the Borrower shall fail to perform or observe any other term, covenant or agreement contained in this Agreement or any other Loan Document if such failure shall remain unremedied for 30 days after written notice thereof shall have been given to the Borrower by the Administrative Agent or any Lender; or

(d) Any event shall occur or condition shall exist under any agreement or instrument relating to Debt of the Borrower (but excluding Debt outstanding hereunder) or any Significant Subsidiary outstanding in a principal or notional amount of at least $50,000,000 in the aggregate if the effect of such event or condition is to accelerate or require early termination of the maturity or tenor of such Debt, or any such Debt shall be declared to be due and payable, or required to be prepaid or redeemed (other than by a regularly scheduled required prepayment or redemption), terminated, purchased or defeased, or an offer to prepay, redeem, purchase or defease such Debt shall be required to be made, in each case prior to the stated maturity or the original tenor thereof; or

(e) The Borrower or any Significant Subsidiary shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Borrower or any Significant Subsidiary seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of 60 days, or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur; or the Borrower or any Significant Subsidiary shall take any corporate action to authorize any of the actions set forth above in this subsection (e); or

(f) (i) Any entity, person (within the meaning of Section 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) that as of the date hereof was beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of less than 30% of the Borrower’s Voting Stock shall acquire a beneficial ownership (within the meaning of Rule 13d-3 of the SEC under the Exchange Act), directly or indirectly, of Voting Stock of the Borrower (or other securities convertible into such Voting Stock) representing 30% or more of the combined voting power of all Voting Stock of the Borrower; or (ii) during any period of up to 24 consecutive months, commencing after the date hereof, individuals who at the beginning of such 24-month period were directors of the Borrower shall cease for any reason to constitute a majority of the board of directors of the Borrower, provided that any person becoming a director subsequent to the date hereof, whose election, or nomination for election by the Borrower’s shareholders, was approved by a vote of at least a majority of the directors of the board of directors of the Borrower as comprised as of the date hereof (other than the election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Borrower) shall be, for purposes of this provision, considered as though such person were a member of the board as of the date hereof; or

(g) Any judgment or order for the payment of money in excess of $50,000,000 in the case of the Borrower or any Significant Subsidiary to the extent not paid or insured shall be rendered against the Borrower or any Significant Subsidiary and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

(h) Any ERISA Event shall have occurred and the liability of the Borrower and its ERISA Affiliates related to such ERISA Event exceeds $50,000,000;

then, and in any such event, the Administrative Agent (i) shall at the request, or may with the consent, of the Required Lenders, by notice to the Borrower, declare the obligation of each Lender, the Swingline Bank and each LC Issuing Bank to make Extensions of Credit to be terminated, whereupon the same shall forthwith terminate, and (ii) shall at the request, or may with the consent, of the Required Lenders, by notice to the Borrower, declare the outstanding Borrowings, all interest thereon and all other amounts payable under this Agreement to be forthwith due and payable, whereupon the outstanding Borrowings, all such interest and all such amounts shall become and be forthwith due and payable by the Borrower, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower; provided, however, that in the event of an actual or deemed entry of an order for relief with respect to the Borrower under the Federal Bankruptcy Code, (A) the obligation of each Lender, the Swingline Bank and each LC Issuing Bank to make Extensions of Credit shall automatically be terminated and (B) the outstanding Borrowings, all such interest and all such amounts shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Borrower.

SECTION 6.02. Actions in Respect of the Letters of Credit upon Default.

If any Event of Default described in Section 6.01(e) shall have occurred and be continuing or the Borrowings shall have otherwise been accelerated or the Commitments terminated pursuant to Section 6.01, then the Administrative Agent may, or shall at the request of the Required Lenders, make demand upon the Borrower to, and forthwith upon such demand the Borrower will, deposit in the LC Collateral Account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Lenders and LC Issuing Banks, in same day funds, an amount equal to 103% of the aggregate undrawn stated amounts of all Letters of Credit that are outstanding on such date.  If at any time the Administrative Agent determines that any funds held in the LC Collateral Account are subject to any right or claim of any Person other than the Administrative Agent, the Lenders and the LC Issuing Banks or that the total amount of such funds is less than 103% of the aggregate undrawn stated amounts of all Letters of Credit that are outstanding on such date, the Borrower will, forthwith upon demand by the Administrative Agent, pay to the Administrative Agent, as additional funds to be deposited and held in the LC Collateral Account, an amount equal to the excess of (i) 103% of such aggregate undrawn stated amounts of all Letters of Credit that are outstanding on such date over (ii) the total amount of funds, if any, then held in the LC Collateral Account that the Administrative Agent determines to be free and clear of any such right and claim.  Upon the drawing of any Letter of Credit for which funds are on deposit in the LC Collateral Account, such funds shall be applied to reimburse the relevant LC Issuing Bank or Lender holding a participation in the reimbursement obligation of the Borrower to such LC Issuing Bank to the extent permitted by applicable law.

ARTICLE VII

THE ADMINISTRATIVE AGENT

SECTION 7.01. Authorization and Action.

Each Lender, the Swingline Bank and each LC Issuing Bank hereby appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement as are delegated to the Administrative Agent by the terms hereof, together with such powers and discretion as are reasonably incidental thereto.  As to any matters expressly provided for in this Agreement as being subject to the discretion of the Administrative Agent, such matters shall be subject to the sole discretion of the Administrative Agent, its directors, officers, agents and employees.  As to any matters not expressly provided for by this Agreement (including, without limitation, enforcement or collection of the outstanding Borrowings), the Administrative Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Required Lenders, and such instructions shall be binding upon all Lenders; provided, however, that the Administrative Agent shall not be required to take any action that exposes the Administrative Agent to personal liability or that is contrary to this Agreement or Applicable Law.  The Administrative Agent agrees to give to each Lender prompt notice of each notice given to it by the Borrower pursuant to the terms of this Agreement.

SECTION 7.02. Agent’s Reliance, Etc.

Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with this Agreement, except for its or their own gross negligence or willful misconduct as determined in a final, non-appealable judgment by a court of competent jurisdiction.  Without limitation of the generality of the foregoing, the Administrative Agent:  (i) may treat each Lender recorded in the Register as the owner of the Commitment recorded for such Lender in the Register until the Administrative Agent receives and accepts an Assignment and Assumption entered into by such Lender, as assignor, and an Eligible Assignee, as assignee, as provided in Section 8.07 and except as provided otherwise in Section 8.16; (ii) may consult with legal counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; (iii) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (iv) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of any Lender or to inspect the property (including the books and records) of any Lender; (v) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of, this Agreement or any other instrument or document furnished pursuant thereto; (vi) shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by fax) believed by it to be genuine and signed or sent by the proper party or parties; and (vii) shall not have any fiduciary duty to any other Lender.

SECTION 7.03. Barclays  and its Affiliates.

With respect to its Commitments and the Advances made by it, Barclays shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Administrative Agent; and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated, include Barclays in its individual capacity.  Barclays and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of, accept investment banking engagements from and generally engage in any kind of business with, any Lender, any of its Subsidiaries and any Person who may do business with or own securities of any Lender or any such Subsidiary, all as if Barclays were not the Administrative Agent and without any duty to account therefor to the Lenders.

SECTION 7.04. Lender Credit Decision.

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on the financial statements referred to in Section 4.01 and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.  Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement.

SECTION 7.05. Indemnification.

Each Lender severally agrees to indemnify the Administrative Agent (to the extent not promptly reimbursed by the Borrower and without limiting its obligation to do so) from and against such Lender’s ratable share (determined as provided below) of any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against the Administrative Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Administrative Agent under this Agreement; provided, however, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s gross negligence or willful misconduct as determined in a final, non-appealable judgment by a court of competent jurisdiction.  Without limitation of the foregoing, each Lender agrees to reimburse the Administrative Agent promptly upon demand for its ratable share of any costs and expenses (including, without limitation, fees and reasonable expenses of counsel) payable by the Borrower under Section 8.04, to the extent that the Administrative Agent is not promptly reimbursed for such costs and expenses by the Borrower after request therefor and without limiting the Borrower’s obligation to do so.  For purposes of this Section 7.05, the Lenders’ respective ratable shares of any amount shall be determined, at any time, according to the sum of (i) the aggregate principal amount of the Advances outstanding at such time and owing to the respective Lenders and (ii) the aggregate unused portions of their respective Commitments at such time.  In the event that any Lender shall have failed to make any Advance as required hereunder, such Lender’s Commitment shall be considered to be unused for purposes of this Section 7.05 to the extent of the amount of such Advance.  The failure of any Lender to reimburse the Administrative Agent promptly upon demand for its ratable share of any amount required to be paid by the Lender to the Administrative Agent as provided herein shall not relieve any other Lender of its obligation hereunder to reimburse the Administrative Agent for its ratable share of such amount, but no Lender shall be responsible for the failure of any other Lender to reimburse the Administrative Agent for such other Lender’s ratable share of such amount.  Without prejudice to the survival of any other agreement of any Lender hereunder, the agreement and obligations of each Lender contained in this Section 7.05 shall survive the payment in full of principal, interest and all other amounts payable hereunder.

SECTION 7.06. Successor Agent.

The Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower.  Upon any such resignation, the Required Lenders shall have the right to appoint a successor Agent to the Administrative Agent that has resigned.  If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent’s giving of notice of resignation, then such retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, which shall be a Lender or an Affiliate of  a Lender that is commercial bank organized under the laws of the United States or of any State thereof and having a combined capital and surplus of at least $500,000,000.  Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Agent, such successor Administrative Agent shall succeed to and become vested with all the rights, powers, discretion, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the provisions of this Article VII shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.01. Amendments, Etc.

No amendment or waiver of any provision of this Agreement, nor consent to any departure by the Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Required Lenders and the Borrower, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that, subject to Section 8.16, no amendment, waiver or consent shall, unless in writing and signed by all the Lenders, do any of the following: (i) amend Section 3.01 or 3.02 or waive any of the conditions specified therein, (ii) increase the Commitment of any Lender or extend the Commitments (except pursuant to Section 2.06 or 2.07), or subject any Lender to any additional obligations, (iii) reduce the principal of, or interest on, or rate of interest applicable to, the outstanding Advances or any fees or other amounts payable hereunder, (iv) postpone any date fixed for any payment of principal of, or interest on, the outstanding Advances, reimbursement obligations or any fees or other amounts payable hereunder, (v) change the definition of Required Lenders or the percentage of the Commitments or of the aggregate unpaid principal amount of the outstanding Borrowings, or the number or the percentage of Lenders, that shall be required for the Lenders or any of them to take any action hereunder or (vi) amend or waive this Section 8.01 or any provision of this Agreement that requires pro rata treatment of the Lenders; and provided further that (x) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent, the Swingline Bank or any LC Issuing Bank in addition to the Lenders required above to take such action, affect the rights or duties of the Administrative Agent, the Swingline Bank or such LC Issuing Bank, as the case may be, under this Agreement, and (y) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent, the Swingline Bank, each LC Issuing Bank and the Required Lenders, amend or waive Section 8.16.  Notwithstanding the foregoing, any provision of this Agreement may be amended by an agreement in writing entered into by the Borrower, the Required Lenders and the Administrative Agent if (i) by the terms of such agreement the Commitment of each Lender and the obligations of each LC Issuing Bank not consenting to the amendment provided for therein shall terminate (but such Lender or LC Issuing Bank shall continue to be entitled to the benefits of Sections 2.15, 2.18 and 8.04) upon the effectiveness of such amendment and (ii) at the time such amendment becomes effective, each Lender or LC Issuing Bank not consenting thereto receives payment in full of the principal amount of and interest accrued on each Advance made by it or any Letter of Credit issued by it and outstanding, as the case may be, and all other amounts owing to it or accrued for its account under this Agreement and is released from its obligations hereunder.

SECTION 8.02. Notices, Etc.

(a) The Borrower hereby agrees that any notice that is required to be delivered to it hereunder shall be delivered to the Borrower as set forth in this Section 8.02.  All notices and other communications provided for hereunder shall be in writing (including fax) and mailed, faxed or delivered, if to the Borrower at its address at 1 Riverside Plaza, Columbus, Ohio 43215, Attention: Treasurer (fax: 614-716-2807; telephone: 614-716-2885), with a copy to the General Counsel (fax: 614-716-1687; telephone: 614-716-2929); if to any Initial Lender, at its Domestic Lending Office specified opposite its name on Schedule I hereto; if to any other Lender, at its Domestic Lending Office specified in the Assignment and Assumption pursuant to which it became a Lender; if to the Administrative Agent, at its address at (i) 745 7th Avenue, New York, NY 10019, Attention: Kenneth Drummond, Barclays Bank PLC (fax: 917-522-0569; telephone: 212-526-0259; email: xrausloanops5@barclayscapital.com), (ii) for notices and communications relating to compliance with the covenants hereunder, 745 7th Avenue, 26th Floor, New York, NY 10019, Attention: Alicia Borys, Barclays Bank PLC (fax: 212-526-5115; telephone: 212-526-4291; email: Alicia.Borys@barcap.com); if to the Swingline Bank, at its address at 745 7th Avenue, New York, NY 10019, Attention: Kenneth Drummond, Barclays Bank PLC (fax: 917-522-0569; telephone: 212-526-0259; email: xrausloanops5@barclayscapital.com); if to any LC Issuing Bank, at 200 Park Avenue, New York, NY 10166, Attention: Letters of Credit/Dawn Townsend (fax: 212-412-5011; telephone: (201) 499-2081; email: xraletterofcredit@barclayscapital.com) or such address as shall be designated by such LC Issuing Bank and notified to the Lenders pursuant to Section 2.04; or, as to the Borrower or the Administrative Agent, at such other address as shall be designated by such party in a written notice to the other parties and, as to each other party, at such other address as shall be designated by such party in a written notice to the Borrower and the Administrative Agent.  All such notices and communications shall be effective when delivered or received at the appropriate address or number to the attention of the appropriate individual or department, except that notices and communications to the Administrative Agent pursuant to Article II, III or VII shall not be effective until received by the Administrative Agent.  Delivery by fax of an executed counterpart of any amendment or waiver of any provision of this Agreement or of any Exhibit hereto to be executed and delivered hereunder shall be effective as delivery of a manually executed counterpart thereof.

(b) The Borrower and the Lenders hereby agree that the Administrative Agent may make any information required to be delivered under Section 5.01(i)(i), (ii), (iv) and (v) (the “Communications”) available to the Lenders by posting the Communications on Intralinks or a substantially similar electronic transmission systems (the “Platform”).  The Borrower and the Lenders hereby acknowledge that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution.

(c) THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE”.  THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS, OR THE ADEQUACY OF THE PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE COMMUNICATIONS.  NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD-PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE AGENT PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE PLATFORM.  IN NO EVENT SHALL THE ADMINISTRATIVE AGENT OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS OR REPRESENTATIVES (COLLECTIVELY, “AGENT PARTIES”) HAVE ANY LIABILITY TO THE BORROWER, ANY LENDER OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING, WITHOUT LIMITATION, DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF THE BORROWER’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF ANY AGENT PARTY IS FOUND IN A FINAL, NON-APPEALABLE JUDGMENT BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED PRIMARILY FROM SUCH AGENT PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

The Administrative Agent agrees that the receipt of the Communications by the Administrative Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Loan Documents.  Each Lender agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Loan Documents.  Each Lender agrees (i) to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s e-mail address to which the foregoing notice may be sent by electronic transmission and (ii) that the foregoing notice may be sent to such e-mail address.

Nothing herein shall prejudice the right of the Administrative Agent or any Lender to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

SECTION 8.03. No Waiver; Remedies.

No failure on the part of any Lender or the Administrative Agent to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

SECTION 8.04. Costs and Expenses.

(a) The Borrower agrees to pay promptly upon demand all reasonable out-of-pocket costs and expenses of the Administrative Agent in connection with the preparation, execution, delivery, administration, modification and amendment of this Agreement and the other documents to be delivered hereunder, including, without limitation, (i) all due diligence, syndication (including printing, distribution and bank meetings), transportation, computer, duplication, appraisal, consultant, and audit expenses and (ii) the reasonable fees and expenses of counsel for the Administrative Agent with respect thereto and with respect to advising the Administrative Agent as to its rights and responsibilities under this Agreement.  The Borrower further agrees to pay promptly upon demand all costs and expenses of the Administrative Agent and the Lenders, if any (including, without limitation, counsel fees and expenses), in connection with the enforcement (whether through negotiations, legal proceedings or otherwise) of this Agreement and the other documents to be delivered hereunder, including, without limitation, reasonable fees and expenses of counsel for the Administrative Agent, the Swingline Bank, LC Issuing Banks and the Lenders in connection with the enforcement of rights under this Section 8.04(a).

(b) The Borrower agrees to indemnify and hold harmless each Lender, each LC Issuing Bank, the Swingline Bank and the Administrative Agent and each of their respective Affiliates and their officers, directors, controlling persons, employees, agents and advisors (each, an “Indemnified Party”) from and against any and all claims, damages, losses and liabilities, joint or several, to which any such Indemnified Party may become subject, in each case arising out of or in connection with or relating to (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (i) this Agreement, any of the transactions contemplated herein or the actual or proposed use of the proceeds of the Extensions of Credit (ii) any error or omission in connection with posting of the data required to be delivered pursuant to Section 5.01(i)(i), (ii) or (iv) on the website of the Securities and Exchange Commission or any successor website or (iii) the actual or alleged presence of Hazardous Materials on any property of the Borrower or any of its Subsidiaries or any Environmental Action relating in any way to the Borrower or any of its Subsidiaries, and to reimburse any Indemnified Party for any and all reasonable expenses (including, without limitation, reasonable fees and expenses of counsel) as they are incurred in connection with the investigation of or preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by or on behalf of the Borrower or any of its Affiliates and whether or not any of the transactions contemplated hereby are consummated or this Agreement is terminated, except to the extent such claim, damage, loss, liability or expense is found in a judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct.  In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 8.04(b) applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by the Borrower, its directors, shareholders or creditors or an Indemnified Party or any other Person or any Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.  The Borrower agrees not to assert any claim against any Indemnified Party on any theory of liability, for special, indirect, consequential or punitive damages arising out of or otherwise relating to this Agreement, any of the transactions contemplated herein or the actual or proposed use of the proceeds of the Extensions of Credit.

(c) If any payment of principal of, or Conversion of, any Eurodollar Rate Advance is made by the Borrower to or for the account of a Lender other than on the last day of the Interest Period for such Advance, as a result of a payment or Conversion pursuant to Section 2.09, 2.12(e), 2.15 or 2.17, acceleration of the maturity of the outstanding Borrowings pursuant to Section 6.01, the assignment of any such Advance pursuant to Section 8.07(i) or for any other reason (in the case of any such payment or Conversion), the Borrower shall, promptly upon demand by such Lender (with a copy of such demand to the Administrative Agent), pay to the Administrative Agent for the account of such Lender any amounts required to compensate such Lender for any additional losses, costs or expenses that it may reasonably incur as a result of such payment or Conversion, including, without limitation, any loss (other than loss of Applicable Margin), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such Advance.

(d) Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in Sections 2.16, 2.19 and 8.04 shall survive the payment in full of principal, interest and all other amounts payable hereunder.

(e) The Borrower agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Borrower or its security holders or creditors related to or arising out of or in connection with this Agreement, the Extensions of Credit or the use or proposed use of the proceeds thereof, any of the transactions contemplated by any of the foregoing or in the loan documentation and the performance by an Indemnified Party by any of the foregoing except to the extent that any loss, claim, damage, liability or expense is found in a judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct.

(f) In the event that an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against the Borrower or any of its Affiliates in which such Indemnified Party is not named as a defendant, the Borrower agrees to reimburse such Indemnified Party for all reasonable expenses incurred by it in connection with such Indemnified Party’s appearing and preparing to appear as such a witness, including, without limitation, the fees and disbursements of its legal counsel.

SECTION 8.05. Right of Set-off.

Upon (i) the occurrence and during the continuance of any Event of Default and (ii) the making of the request or the granting of the consent specified by Section 6.01 to authorize the Administrative Agent to declare the outstanding Borrowings due and payable pursuant to the provisions of Section 6.01, each Credit Party and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Credit Party or such Affiliate to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement held by such Credit Party, whether or not such Credit Party shall have made any demand under this Agreement and although such obligations may be unmatured.  Each Credit Party agrees promptly to notify the Borrower after any such set-off and application, provided that the failure to give such notice shall not affect the validity of such set-off and application.  The rights of each Credit Party and its Affiliates under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) that such Credit Party and its Affiliates may have.

SECTION 8.06. Binding Effect.

This Agreement shall become effective upon satisfaction of the conditions precedent specified in Section 3.01 and thereafter shall be binding upon and inure to the benefit of the Borrower, the Administrative Agent, the Swingline Bank, each Lender and each LC Issuing Bank (upon its appointment pursuant to Section 2.04(a)) and their respective successors and assigns, except that the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of all of the Lenders.  None of the Joint Lead Arrangers nor any Person designated as a “Co-Documentation Agent” or a “Syndication Agent” with respect to this Agreement shall have any duties under this Agreement.

SECTION 8.07. Assignments and Participations.

(a) Each Lender may, with the written consent (unless such assignment is to a Lender or a wholly-owned Affiliate of such Lender, in which case only the consent, not to be unreasonably delayed, of the Swingline Bank and each LC Issuing Bank and notice to the Borrower and the Administrative Agent, shall be required) of the Administrative Agent, the Swingline Bank, the Borrower (unless a Default shall have occurred and be continuing) and each LC Issuing Bank (which consents shall not be unreasonably delayed and, in the case of the Borrower, the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within ten Business Days after having received notice of such proposed assignment), assign to one or more Persons all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment and the Advances owing to it); provided, however, that (i) each such assignment shall be of a constant, and not a varying, percentage of all rights and obligations under this Agreement, (ii) except in the case of an assignment to a Person that, immediately prior to such assignment, was a Lender or an assignment of all of a Lender’s rights and obligations under this Agreement, the amount of the Commitment of the assigning Lender being assigned pursuant to each such assignment (determined as of the date of the Assignment and Assumption with respect to such assignment) shall in no event be less than $10,000,000 or an integral multiple of $1,000,000 in excess thereof, (iii) each such assignment shall be to an Eligible Assignee, and (iv) the parties to each such assignment shall execute and deliver to the Administrative Agent, for its acceptance and recording in the Register, an Assignment and Assumption, together with a processing and recordation fee of $3,500 (to be paid by the assigning Lender or, in the case of an assignment pursuant to Section 8.07(i), the Borrower).  Upon such execution, delivery, acceptance and recording, from and after the effective date specified in each Assignment and Assumption, (x) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Assumption, have the rights and obligations of a Lender hereunder and (y) the Lender assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Assumption, relinquish its rights and be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto).

(b) By executing and delivering an Assignment and Assumption, the Lender assignor thereunder and the assignee thereunder confirm to and agree with each other and the other parties hereto as follows:  (i) other than as provided in such Assignment and Assumption, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other instrument or document furnished pursuant hereto; (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or the performance or observance by the Borrower of any of its obligations under this Agreement or any other instrument or document furnished pursuant hereto; (iii) such assignee confirms it has full power and authority, and has taken all action necessary, to execute and deliver such Assignment and Assumption and to consummate the transactions contemplated thereby and to become a Lender under this Agreement, (ii) such assignee confirms that it is an “Eligible Assignee”, (iii) such assignee confirms that it is sophisticated with respect to decisions to acquire assets of the type represented by the rights and obligations assigned to it under such Assignment and Assumption and either it, or the person exercising discretion in making its decision to acquire such rights and obligations, is experienced in acquiring assets of such type, (iv) it has received a copy of this Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 5.01(i)(i) and (ii), as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into such Assignment and Assumption and to purchase the rights and obligations assigned thereunder, and (v) it has, independently and without reliance upon the Administrative Agent, such assigning Lender or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into the Assignment and Assumption and to purchase the rights and obligations assigned thereunder; (vi) such assignee agrees that it will, independently and without reliance on the Administrative Agent, such assigning Lender or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement, (vii) such assignee agrees that it will perform in accordance with their terms all of the obligations which by the terms of this Agreement are required to be performed by it as a Lender and (viii) such assignee appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement as are delegated to the Administrative Agent by the terms hereof, together with such powers and discretion as are reasonably incidental thereto.

(c) Upon its receipt of an Assignment and Assumption executed by an assigning Lender and an assignee representing that it is an Eligible Assignee, the Administrative Agent shall, if such Assignment and Assumption has been completed and is in substantially the form of Exhibit C hereto, accept such Assignment and Assumption, record the information contained therein in the Register and forward a copy thereof to the Borrower.

(d) The Administrative Agent shall maintain at its address referred to in Section 8.02 a copy of each Assignment and Assumption delivered to and accepted by it and a register for the recordation of the names and addresses of the Lenders and, the Commitment of, and principal amount of the Advances owing to, each Lender from time to time (the “Register”).  The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement.  The Register shall be available for inspection by the Borrower, the Administrative Agent or any Lender at any reasonable time and from time to time upon reasonable prior notice.

(e) Upon written notice to the Borrower and the Administrative Agent, each Lender may sell participations to one or more banks or other entities (other than the Borrower or any of its Affiliates) in or to all or a portion of its rights and/or obligations under this Agreement (including, without limitation, all or a portion of its Commitment and the Advances) without the consent of the Borrower, the Administrative Agent, the Swingline Bank, any LC Issuing Bank or any Lender; provided, however, that (i) such Lender’s obligations under this Agreement (including, without limitation, its Commitment hereunder) shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Borrower, the Administrative Agent, the Swingline Bank, the LC Issuing Banks and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and (iv) no Lender shall be entitled to receive any greater amount pursuant to Section 2.15 or 2.18 than such Lender would have been entitled to receive had such Lender not sold such participation.  No Lender may grant to any holder of a participation in the rights and obligations of such Lender hereunder the right to require such Lender to take or omit to take any action under this Agreement, except that such Lender may grant to any such holder the right to require such holder’s consent to (i) reduce the principal of or interest on the outstanding Borrowings or the fees or other amounts payable to such Lender hereunder, (ii) postpone any date fixed for any payment of principal of or interest on the outstanding Borrowings or the fees payable to such Lender hereunder or (iii) permit the Borrower to assign any of its obligations under this Agreement to any other Person.  Each holder of a participation in any rights and obligations under this Agreement, if and to the extent the applicable participation agreement so provides, shall, with respect to such participation, be entitled to all of the rights of a Lender as fully as though it were a Lender under Sections 2.11(c), 2.15, 2.18 8.01, 8.04(b) and 8.04(c) (subject to any conditions imposed on each Lender hereunder with respect thereto, including delivery of the forms and certificates required under Section 2.18(e)); provided, however, that no holder of a participation shall be entitled to any amounts that would otherwise be payable to it with respect to its participation under Section 2.15(a) or 2.18 unless (x) such amounts are payable in respect of a Regulatory Change enacted after the date the applicable participation agreement was executed or (y) such amounts would have been payable to the Lender that granted such participation if such participation had not been granted.  Each Lender selling or granting a participation shall indemnify the Borrower and the Administrative Agent for any liabilities for Taxes that the Borrower or the Administrative Agent, as the case may be, might incur as a result of such Lender’s failure to withhold and pay any Taxes applicable to payments by such Lender to its participant in respect of such participation.

(f) Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle (an “SPV”) of such Granting Lender identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower, the option to provide to the Borrower all or any part of any Advance that such Granting Lender would otherwise be obligated to make to the Borrower pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any such SPV to make any Advance, (ii) if such SPV elects not to exercise such option or otherwise fails to provide all or any part of such Advance, the Granting Lender shall be obligated to make such Advance pursuant to the terms hereof and (iii) no SPV or Granting Lender shall be entitled to receive any greater amount pursuant to Section 2.11(c), 2.15 or 2.18 than the Granting Lender would have been entitled to receive had the Granting Lender not otherwise granted such SPV the option to provide any Advance to the Borrower.  The making of an Advance by an SPV hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Advance were made by such Granting Lender.  Each party hereto hereby agrees that no SPV shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would otherwise be liable so long as, and to the extent that, the related Granting Lender provides such indemnity or makes such payment.  In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPV, it will not institute against or join any other Person in instituting against such SPV any bankruptcy, reorganization, reorganization, arrangement, insolvency or liquidation proceedings under the laws of the United States or any State thereof.  Notwithstanding the foregoing, the Granting Lender unconditionally agrees to indemnify the Borrower, the Administrative Agent and each Lender against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be incurred by or asserted against the Borrower, the Administrative Agent or such Lender, as the case may be, in any way relating to or arising as a consequence of any such forbearance or delay in the initiation of any such proceeding against its SPV.  Each party hereto hereby acknowledges and agrees that no SPV shall have the rights of a Lender hereunder, such rights being retained by the applicable Granting Lender.  Accordingly, and without limiting the foregoing, each party hereby further acknowledges and agrees that no SPV shall have any voting rights hereunder and that the voting rights attributable to any Advance made by an SPV shall be exercised only by the relevant Granting Lender and that each Granting Lender shall serve as the administrative agent and attorney-in-fact for its SPV and shall on behalf of its SPV receive any and all payments made for the benefit of such SPV and take all actions hereunder to the extent, if any, such SPV shall have any rights hereunder.  In addition, notwithstanding anything to the contrary contained in this Agreement any SPV may (i) with notice to, but without the prior written consent of any other party hereto, assign all or a portion of its interest in any Advances to the Granting Lender and (ii) in accordance with Section 8.08, disclose on a confidential basis any Confidential Information relating to its Advances to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such SPV.  This Section may not be amended without the prior written consent of each Granting Lender, all or any part of whose Advance is being funded by an SPV at the time of such amendment.

(g) Any Lender may, in connection with any assignment, designation, participation or grant to an SPV or proposed assignment, designation, participation or grant to an SPV pursuant to this Section 8.07, disclose to the assignee, designee or participant or proposed assignee, designee or participant, any information relating to the Borrower furnished to such Lender by or on behalf of the Borrower; provided that, prior to any such disclosure, the assignee, designee or participant or proposed assignee, designee or participant shall agree to preserve the confidentiality of any Confidential Information relating to the Borrower received by it from such Lender.

(h) Notwithstanding any other provision set forth in this Agreement, any Lender may at any time, without the consent of the Borrower, any LC Issuing Bank, the Swingline Bank or the Administrative Agent, create a security interest in all or any portion of its rights under this Agreement in favor of any Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System.

(i) In the event that any Lender, or any participant of such Lender pursuant to Section 8.07(e), shall have delivered a notice or certificate pursuant to Section 2.16, or the Borrower shall be required to make additional payments to any Lender under Section 2.11(c), 2.15 or 2.18, or any Lender shall be a Declining Lender or a Defaulting Lender, the Borrower shall have the right, at its own expense, upon notice to such Lender, to require such Lender to transfer and assign without recourse (in accordance with and subject to the restrictions contained in this Section 8.07) all such Lender’s interests, rights and obligations under this Agreement to another Eligible Assignee identified by the Borrower and approved by the Administrative Agent, the Swingline Bank and each LC Issuing Bank, which financial institution shall assume such obligations of such Lender for consideration equal to the outstanding principal amount of such Lender’s Advances, and if satisfactory arrangements are made for the payment to such Lender of interest and fees accrued hereunder to the date of such transfer and all other amounts payable hereunder to such Lender on or prior to the date of such transfer; provided that (i) no Default shall have occurred and be continuing, (ii) no such assignment shall conflict with any law, rule or regulation or order of any governmental authority and (iii) the Borrower shall have paid to the assignor in immediately available funds on or prior to the date of such assignment all amounts accrued for the account of such Lender or owed to it under Section 2.11(c), 2.15 or 2.18.

SECTION 8.08. Confidentiality.

Neither the Administrative Agent nor any Lender shall disclose any Confidential Information to any other Person without the consent of the Borrower, other than (i) to the Administrative Agent’s or such Lender’s Affiliates and their officers, directors, employees, agents and advisors, to the Administrative Agent or a Lender and, as contemplated by Section 8.07, to actual or prospective assignees and participants, and then only on a confidential basis, (ii) as required by any law, rule or regulation or judicial process, (iii) to any rating agency when required by it, or to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement in connection with a grant to an SPV under Section 8.07(f), provided, that, prior to any such disclosure, such rating agency, commercial paper dealer or provider shall undertake to preserve the confidentiality of any Confidential Information received by it from such Lender, (iv) as requested or required by any state, federal or foreign authority or examiner regulating banks, banking or other financial institutions and (v) to direct or indirect counterparties in connection with swaps or derivatives, and then only on a confidential basis.

SECTION 8.09. Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 8.10. Severability.

In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired hereby.

SECTION 8.11. Execution in Counterparts.

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by fax shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 8.12. Jurisdiction, Etc.

(a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York, New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement in the courts of any jurisdiction.

(b) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any New York State or federal court.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

SECTION 8.13. Waiver of Jury Trial.

Each of the Borrower, the Administrative Agent, the Swingline Bank, each LC Issuing Bank and each Lender hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the Administrative Agent, the Swingline Bank, any LC Issuing Bank, the Borrower or any Lender in the negotiation, administration, performance or enforcement thereof.

SECTION 8.14. USA Patriot Act.

Each of the Swingline Bank, the Lenders and the LC Issuing Banks hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law as of October 26, 2001)) (as amended, restated, modified or otherwise supplemented from time to time, the “Act”), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender or LC Issuing Bank, as the case may be, to identify the Borrower in accordance with the Act.

SECTION 8.15. No Fiduciary Duty.

Each of the Administrative Agent, the Swingline Bank, each Lender and each of their respective Affiliates and their officers, directors, controlling persons, employees, agents and advisors (collectively, solely for purposes of this Section 8.15, the “Lenders”) may have economic interests that conflict with those of the Borrower.  The Borrower agrees that nothing in the Loan Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Lenders and the Borrower, its stockholders or its Affiliates.  The Borrower acknowledges and agrees that (i) the transactions contemplated by the Loan Documents are arm’s-length commercial transactions between the Lenders, on the one hand, and the Borrower, on the other, (ii) in connection therewith and with the process leading to such transaction each of the Lenders is acting solely as a principal and not the agent or fiduciary of the Borrower, its management, stockholders, creditors or any other person, (iii) no Lender has assumed an advisory or fiduciary responsibility in favor of the Borrower with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Lender or any of its Affiliates has advised or is currently advising the Borrower on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Loan Documents and (iv) the Borrower has consulted its own legal and financial advisors to the extent it deemed appropriate.  The Borrower further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto.  The Borrower agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with such transaction or the process leading thereto.

SECTION 8.16. Defaulting Lenders.

Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) commitment fees shall cease to accrue pursuant to Section 2.05(a) on the Available Commitment of such Defaulting Lender;

(b) the Commitment and Outstanding Credits of such Defaulting Lender shall not be included in determining whether the Required Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 8.01); provided, that this clause (b) shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification pursuant to clauses (i) through (vi) of Section 8.01;

(c) if any Swingline Outstandings or LC Outstandings exist at the time such Lender becomes a Defaulting Lender, then:

(i) all or any part of the Swingline Outstandings and LC Outstandings of such Defaulting Lender shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Commitment Percentages but only to the extent (x) the sum of all Non-Defaulting Lenders’ Outstanding Credits plus such Defaulting Lender’s Swingline Outstandings and LC Outstandings does not exceed the total of all Non-Defaulting Lenders’ Commitments, (y) the sum of each Non-Defaulting Lender’s Outstanding Credits plus the portion of such Defaulting Lender’s Swingline Outstandings and LC Outstandings allocated to such Non-Defaulting Lender does not exceed such Non-Defaulting Lender’s Commitment and (z) no Default has occurred and is continuing;

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within one Business Day following notice by the Administrative Agent (x) first, prepay such Swingline Outstandings and (y) second, cash collateralize for the benefit of the LC Issuing Banks only the Borrower’s obligations corresponding to such Defaulting Lender’s LC Outstandings (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 6.02 for so long as such LC Outstandings are outstanding;

(iii) if the Borrower cash collateralizes any portion of such Defaulting Lender’s LC Outstandings pursuant to clause (ii) above, the Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.05(c) with respect to such Defaulting Lender’s LC Outstandings during the period such Defaulting Lender’s LC Outstandings is cash collateralized;

(iv) if the LC Outstandings of the Non-Defaulting Lenders are reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Sections 2.05(a) and 2.05(c) shall be adjusted in accordance with such Non-Defaulting Lenders’ Applicable Percentages;

(v) if all or any portion of such Defaulting Lender’s LC Outstandings are neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of any LC Issuing Bank or any other Lender hereunder, all commitment fees that otherwise would have been payable to such Defaulting Lender (solely with respect to the portion of such Defaulting Lender’s Commitment that was utilized by such LC Outstandings) and the LC Fees payable under Section 2.05(c) with respect to such Defaulting Lender’s LC Outstandings shall be payable to the Administrative Agent, for the account of the LC Issuing Banks, until and to the extent that such LC Outstandings are reallocated and/or cash collateralized; and

(vi) so long as such Lender is a Defaulting Lender, the Swingline Bank shall not be required to fund any Swingline Advance, and no LC Issuing Bank shall be required to issue, amend or increase any Letter of Credit, unless it is satisfied that the related exposure and the Defaulting Lender’s LC Outstandings will be 100% covered by the Commitments of the Non-Defaulting Lenders and/or cash collateral will be provided by the Borrower in accordance with Section 8.16(c), and participating interests in any newly made Swingline Advance or any newly issued or increased Letter of Credit shall be allocated among Non-Defaulting Lenders in a manner consistent with Section 8.16(c)(i) (and such Defaulting Lender shall not participate therein).

If (i) a Bankruptcy Event with respect to a Parent of any Lender shall occur following the date hereof and for so long as such event shall continue or (ii) the Swingline Bank or any LC Issuing Bank has a good faith belief that any Lender has defaulted in fulfilling its obligations under one or more other agreements in which such Lender commits to extend credit, the Swingline Bank shall not be required to fund any Swingline Advance, and no LC Issuing Bank shall be required to issue, amend or increase any Letter of Credit, unless the Swingline Bank or the LC Issuing Bank, as the case may be, shall have entered into arrangements with the Borrower or such Lender, satisfactory to the Swingline Bank or such LC Issuing Bank, as the case may be, to defease any risk to it in respect of such Lender hereunder.

In the event that the Administrative Agent, the Borrower, the Swingline Bank and the LC Issuing Banks each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Swingline Outstandings and the LC Outstandings of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Commitment, and on such date such Lender shall purchase at par such of the Advances of the other Lenders (other than Swingline Advances) as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Advances in accordance with its Commitment Percentage.

[Remainder of page intentionally left blank.]

S-

IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.

AMERICAN ELECTRIC POWER
COMPANY, INC.

By    /s/ Renee V. Hawkins
Name: Renee V. Hawkins
Title:  Assistant Treasurer

BARCLAYS BANK PLC as Administrative Agent, Swingline Bank, LC Issuing Bank and as Lender By /s/ Ann E. Sutton Name: Ann E. Sutton Title: Director

WELLS FARGO BANK, NATIONAL ASSOCIATION as LC Issuing Bank and as Lender By /s/ Shawn Young Name: Shawn Young Title: Director

BANK OF TOKYO-MITSUBISHI UFJ, LTD. as LC Issuing Bank and as Lender By /s/ Alan Reiter Name: Alan Reiter Title: Vice President

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH as LC Issuing Bank and as Lender By /s/ Nupur Kumar Name: Nupur Kumar Title: Vice President By /s/ Rahul Parmar Name: Rahul Parmar Title: Associate

CITIBANK, N.A. as Lender By /s/ Anita J. Brickell Name: Anita J. Brickell Title: Vice President

JPMORGAN CHASE BANK, N.A. as Lender By /s/ Juan Javellana Name: Juan Javellana Title: Executive Director

KEYBANK NATIONAL ASSOCIATION as Lender By /s/ Sherrie I. Manson Name: Sherrie I. Manson Title: Senior Vice President

THE ROYAL BANK OF SCOTLAND PLC as Lender By /s/ Emily Freedman Name: Emily Freedman Title: Vice President

THE BANK OF NEW YORK MELLON as Lender By /s/ John N. Watt Name: John N. Watt Title: Vice President

THE BANK OF NOVA SCOTIA as Lender By /s/ Thane Rattew Name: Thane Rattew Title: Managing Director

BNP PARIBUS as Lender By /s/ Denis O’Meara Name: Denis O’Meara Title: Managing Director By /s/ Francis DeLaney Name: Francis DeLaney Title: Managing Director

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK as Lender By /s/ Darrell Stanley Name: Darrell Stanley Title: Managing Director By /s/ Michael Willis Name: Michael Willis Title: Managing Director

GOLDMAN SACHS BANK USA as Lender By /s/ Mark Walton Name: Mark Walton Title: Authorized Signatory

MIZUHO CORPORATE BANK, LTD. as Lender By /s/ Raymond Ventura Name: Raymond Ventura Title: Deputy General Manager

MORGAN STANLEY BANK, N.A. as Lender By /s/ Sherrese Clarke Name: Sherrese Clarke Title: Authorized Signatory

SUNTRUST BANK as Lender By /s/ Andrew Johnson Name: Andrew Johnson Title: Director

UBS LOAN FINANCE LLC as Lender By /s/ Mary E. Evans Name: Mary E. Evans Title: Associate Director By /s/ Joselin Fernandes Name: Joselin Fernades Title: Associate Director

U.S. BANK NATIONAL ASSOCIATION as Lender By /s/ Paul Morrison Name: Paul Morrison Title: Senior Vice President

BANCO BILBAO VIZCAYA ARGENTARIA S.A. - NEW YORK BRANCH
as Lender

By     /s/ Michael Oka
Name: Michael Oka
Title: Executive Director

By     /s/ Nietzsche Rodricks
Name: Nietzsche Rodricks
Title: Executive Director

DEUTSCHE BANK AG NEW YORK BRANCH as Lender By /s/ Philippe Sandmeier Name: Philippe Sandmeier Title: Managing Director By /s/ Ming K. Chu Name: Ming K. Chu Title: Vice President

ROYAL BANK OF CANADA as Lender By /s/ Thomas Casey Name: Thomas Casey Title: Authorized Signatory

FIFTH THIRD BANK as Lender By /s/ Michael J. Schaltz, Jr. Name: Michael J. Schaltz, Jr. Title: Vice President

PNC BANK, NATIONAL ASSOCIATION as Lender By /s/ Thomas E. Redmond Name: Thomas E. Redmond Title: Senior Vice President

SUMITOMO MITSUI BANKING CORPORATION as Lender By /s/ Masakazu Hasegawa Name: Masakazu Hasegawa Title: General Manager

THE HUNTINGTON NATIONAL BANK as Lender By /s/ Amanda M. Sigg Name: Amanda M. Sigg Title: Vice President

THE NORTHERN TRUST COMPANY as Lender By /s/ Jeffrey P. Sullivan Name: Jeffrey P. Sullivan Title: Vice President

EXHIBIT A
(to the Credit Agreement)

FORM OF NOTICE OF BORROWING

Barclays Bank PLC, as Administrative Agent [and Swingline Bank]
for the Lenders party
to the Credit Agreement
referred to below

Attention:  Bank Loan Syndications

[Date]

Ladies and Gentlemen:

The undersigned, American Electric Power Company, Inc., refers to the Credit Agreement, dated as of July 26, 2011 (as amended or modified from time to time, the “Credit Agreement,” the terms defined therein being used herein as therein defined), among the undersigned, certain Lenders party thereto, certain LC Issuing Banks party thereto and Barclays Bank PLC, as Administrative Agent for said Lenders and LC Issuing Banks, and hereby gives you notice, irrevocably, pursuant to Section 2.02(a) of the Credit Agreement that the undersigned hereby requests a Borrowing under the Credit Agreement, and in that connection sets forth below the information relating to such Borrowing (the “Proposed Borrowing”) as required by Section 2.02(a) of the Credit Agreement:

(i)           The Business Day of the Proposed Borrowing is __________________, 20__.

(ii)           [The Type of Advances comprising the Proposed Borrowing is [Base Rate Advances][Eurodollar Rate Advances].]  [The Proposed Borrowing will consist of a Swingline Advance.]

(iii)           The aggregate amount of the Proposed Borrowing is $___________________.

[(iv)           The initial Interest Period for each Eurodollar Rate Advance made as part of the Proposed Borrowing is [[one][two][three][six] month[s]] [OTHER PERIOD OF LESS THAN ONE MONTH AGREED TO BY ALL LENDERS].]

The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the Proposed Borrowing:

(A)           the representations and warranties contained in Section 4.01 of the Credit Agreement (other than Section 4.01(e) and the last sentence of Section 4.01(f)) are true and correct in all material respects on and as of the date hereof, before and after giving effect to the Proposed Borrowing and to the application of the proceeds therefrom, as though made on the date hereof; and

(B)           no event has occurred and is continuing, or would result from the Proposed Borrowing or from the application of the proceeds therefrom, that constitutes a Default.

Very truly yours,

AMERICAN ELECTRIC POWER COMPANY, INC.

By
    Name:
    Title:

EXHIBIT B
(to the Credit Agreement)

FORM OF REQUEST FOR ISSUANCE

Barclays Bank PLC, as Administrative Agent
for the Lenders party
to the Credit Agreement
referred to below
Attention:  Bank Loan Syndications

[           ], as LC Issuing Bank
[Date]

Ladies and Gentlemen:

The undersigned, American Electric Power Company, Inc., refers to the Credit Agreement, dated as of July 26, 2011 (as amended or modified from time to time, the “Credit Agreement,” the terms defined therein being used herein as therein defined), among the undersigned, certain Lenders party thereto, certain LC Issuing Banks party thereto and Barclays Bank PLC, as Administrative Agent for said Lenders and LC Issuing Banks, and hereby gives you notice pursuant to Section 2.04(b) of the Credit Agreement that the undersigned hereby requests the issuance of a Letter of Credit (the “Requested Letter of Credit”) in accordance with the following terms:

(i)          the LC Issuing Bank is _____________;

(ii)         the requested date of [issuance] [extension] [modification] [amendment] of the Requested Letter of Credit (which is a Business Day) is _____________;

(iii)        the expiration date of the Requested Letter of Credit requested hereby is ___________;1

(iv)        the proposed stated amount of the Requested Letter of Credit is _______________;2

(v)         the beneficiary of the Requested Letter of Credit is _____________, with an address at ______________; and

         (vi)   the conditions under which a drawing may be made under the Requested Letter of Credit are as follows: ___________________; and

         (vii)   any other additional conditions are as follows: ______________________.

1  Date may not be more than one year after the date specified in clause (ii).

2  Must be minimum of $100,000.

The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the [issuance] [extension] [modification] [amendment] of the Requested Letter of Credit:

(A)           the representations and warranties contained in Section 4.01 of the Credit (other than Section 4.01 (e) and the last sentence of Section 4.01(f)) are true and correct in all material respects on and as of the date hereof, before and after giving effect to the [issuance] [extension] [modification] [amendment] of the Requested Letter of Credit and to the application of the proceeds therefrom, as though made on and as of the date hereof; and

(B)           no event has occurred and is continuing, or would result from the [issuance] [extension] [modification] [amendment] of the Requested Letter of Credit or from the application of the proceeds therefrom, that constitutes a Default.

AMERICAN ELECTRIC POWER COMPANY, INC.

By	______________________________
  Name:
  Title:

EXHIBIT C
(to the Credit Agreement)

FORM OF ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between the Assignor identified in item 1 below (the “Assignor”) and [the][each]3 Assignee identified in item 2 below ([the][each, an] “Assignee”).  [It is understood and agreed that the rights and obligations of the Assignees hereunder are several and not joint.]4  Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by [the][each] Assignee.  The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto (collectively, the “Loan Documents”) to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including without limitation any letters of credit or swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by the Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] “Assigned Interest”).  Each such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor: ___________________________________

2.	Assignee[s]:______________________________

[for each Assignee, indicate [Affiliate][Approved Fund] of [identify Lender]

3.	Borrower: American Electric Power Company, Inc.

4.	Administrative Agent: Barclays Bank PLC, as the Administrative Agent under the Credit Agreement

5.	Credit Agreement:
The $1,750,000,000 Credit Agreement dated as of July 26, 2011 among American Electric Power Company, Inc., as the Borrower, the Lenders parties thereto, the LC Issuing Banks parties thereto, and Barclays Bank PLC, as Administrative Agent

6.	Assigned Interest[s]:

Assignor	Assignee[s]5	Aggregate Amount of Commitment/Advances for all Lenders6	Amount of Commitment/Advances Assigned8	Percentage Assigned of Commitment/Advances7	CUSIP Number
		$	$	%
		$	$	%
		$	$	%

      [7.           Trade Date:                                ______________]8

Effective Date:   _____________ ___, 20___ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By:	___________________________________
Title:

ASSIGNEE[S]9
[NAME OF ASSIGNEE]

By:	___________________________________
Title:

[NAME OF ASSIGNEE]

By:	___________________________________
Title:

3 For bracketed language here and elsewhere in this form relating to the Assignee(s), if the assignment is to a single Assignee, choose the first bracketed language.  If the assignment is to multiple Assignees, choose the second bracketed language.

4 Include bracketed language if there are multiple Assignees.

5 List each Assignee, as appropriate.

6 Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

7 Set forth, to at least 9 decimals, as a percentage of the Commitment/Advances of all Lenders thereunder.

8 To be completed if the Assignor and the Assignee(s) intend that the minimum assignment amount is to be determined as of the Trade Date.

9 Add additional signature blocks as needed.

[Consented to and]10 Accepted:

[NAME OF ADMINISTRATIVE AGENT], as
  Administrative Agent

By:  ___________________________
Title:

[Consented to:]11

[NAME OF RELEVANT PARTY]

By:  ___________________________
Title:

10 To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

11 To be added only if the consent of the Borrower and/or other parties (e.g. Swingline Bank, LC Issuing Bank) is required by the terms of the Credit Agreement.

ANNEX 1

$1,750,000,000 Credit Agreement dated as of July 26, 2011 among American Electric Power Company, Inc., as the Borrower, the Lenders parties thereto, the LC Issuing Banks parties thereto, and Barclays Bank PLC, as Administrative Agent

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1.	Representations and Warranties.

1.1.
Assignor[s].  The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2.
Assignee[s].  [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all the requirements to be an “Eligible Assignee” under the Credit Agreement (subject to such consents, if any, as may be required under Section 8.07(a) of the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 5.01(i)(i) and (ii) thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, and (vi) it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest; (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender; (c) appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Credit Agreement as are delegated to the Administrative Agent by the terms thereof, together with such powers and discretion as are reasonably incidental thereto and (d) attaches any U.S. Internal Revenue Service forms required under Section 2.18 of the Credit Agreement.

2.
Payments.  From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date.

3.
General Provisions.  This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.  This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart of a signature page of this Assignment and Assumption by fax shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption.  This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

EXHIBIT D
(to the Credit Agreement)

FORM OF OPINION OF COUNSEL FOR THE BORROWER

To each of the Lenders and LC Issuing Banks party to the
Credit Agreement referred to below
and to Barclays Bank PLC, as Administrative Agent thereunder

[Date]

Ladies and Gentlemen:

This opinion is furnished to you pursuant to Section 3.01(a)(iii) of the Credit Agreement, dated as of July 26, 2011 (the “Credit Agreement”) among American Electric Power Company, Inc. (the “Borrower”), the Lenders party thereto, the LC Issuing Banks party thereto and Barclays Bank PLC, as Administrative Agent.  Terms defined in the Credit Agreement are used herein as therein defined.

I am Deputy General Counsel for American Electric Power Service Corporation, an affiliate of the Borrower, and have acted as counsel to the Borrower in connection with the preparation, execution and delivery of the Credit Agreement.  I am generally familiar with the Borrower’s corporate history, properties, operations and charter (including amendments, restatements and supplements thereto).

In connection with this opinion, I, or attorneys over whom I exercise supervision, have examined:

(1)	The Credit Agreement.

(2)	The documents furnished by the Borrower pursuant to Article III of the Credit Agreement.

(3)	The certificate of incorporation of the Borrower and all amendments thereto.

(4)	The by-laws of the Borrower and all amendments thereto.

(5)	A certificate of the Secretary of State of New York, dated July 22, 2011, attesting to the continued existence and good standing of the Borrower in that State.

In addition, I, or attorneys over whom I exercise supervision, have examined the originals, or copies certified to my satisfaction, of such other corporate records of the Borrower, certificates of public officials and of officers of the Borrower, and agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below.

In my examination, I, or attorneys over whom I exercise supervision, have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.  In making our examination of documents and instruments executed or to be executed by persons other than the Borrower, I, or attorneys over whom I exercise supervision, have assumed that each such other person had the requisite power and authority to enter into and perform fully its obligations thereunder, the due authorization by each such other person for the execution, delivery and performance thereof and the due execution and delivery thereof by or on behalf of such person of each such document and instrument.  In the case of any such person that is not a natural person, I, or attorneys over whom I exercise supervision, have also assumed, insofar as it is relevant to the opinions set forth below, that each such other person is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was created and is duly qualified and in good standing in each other jurisdiction where the failure to be so qualified could reasonably be expected to have a material effect upon its ability to execute, deliver and/or perform its obligations under any such document or instrument.  I, or attorneys over whom I exercise supervision, have further assumed that each document, instrument, agreement, record and certificate reviewed by us for purposes of rendering the opinions expressed below has not been amended by any oral agreement, conduct or course of dealing between the parties thereto.

As to questions of fact material to the opinions expressed herein, I have relied upon certificates and representations of officers of the Borrower (including but not limited to those contained in the Credit Agreement and certificates delivered upon the execution and delivery of the Credit Agreement) and of appropriate public officials, without independent verification of such matters except as otherwise described herein.

Whenever my opinions herein with respect to the existence or absence of facts are stated to be to my knowledge or awareness, it is intended to signify that no information has come to my attention or the attention of other counsel working under my direction in connection with the preparation of this opinion letter that would give me or them actual knowledge of the existence or absence of such facts.  However, except to the extent expressly set forth herein, neither I nor they have undertaken any independent investigation to determine the existence or absence of such facts, and no inference as to my or their knowledge of the existence or absence of such facts should be assumed.

I am a member of the Bar of the States of New York and Ohio and do not purport to be expert on the laws of any jurisdiction other than the laws of the States of New York and Ohio and the Federal laws of the United States.  My opinions expressed below are limited to the law of the States of New York and Ohio and the Federal law of the United States.

Based upon the foregoing and upon such investigation as I have deemed necessary, and subject to the limitations, qualifications and assumptions set forth herein, I am of the following opinion:

1.
The Borrower (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of New York; (b) has the corporate power and authority, and the legal right, to own and operate its property, to lease the property which it operates as lessee and to conduct the business in which it is currently engaged and in which it proposes to be engaged after the date hereof; (c) is duly qualified as a foreign corporation and is in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification, except any such jurisdiction where the failure to so qualify could not, in the aggregate, reasonably be expected to result in a Material Adverse Change; (d) owns or possesses all material licenses and permits necessary for the operation by it of its business as currently conducted; and (e) is in compliance with all Requirements of Law, except as disclosed in the Disclosure Documents referenced in Section 4.01(e) of the Credit Agreement or to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.  The term “Requirements of Law” means the laws of the State of Ohio and the laws, rules and regulations of the United States of America (including, without limitation, ERISA and Environmental Laws) and orders of any governmental authority applicable to the Borrower.

2.
The Borrower has the corporate power and authority, and the legal right, to execute and deliver the Credit Agreement and to perform under, and to borrow under, the Credit Agreement.  The Borrower has taken all necessary corporate action to authorize the execution, delivery and performance of the Credit Agreement and the incurrence of Advances on the terms and conditions of the Credit Agreement, and the Credit Agreement has been duly executed and delivered by the Borrower.

3.
The execution, delivery and performance of the Credit Agreement and the Advances made thereunder will not violate any Requirements of Law, the Borrower’s certificate of incorporation or by-laws, or any material contractual restriction binding on or affecting the Borrower or any of its properties.

4.
No approval or authorization or other action by, and notice to or filing with, any governmental agency or regulatory body or other third person is required in connection with the due execution and delivery of the Credit Agreement and the performance, validity or enforceability of the Credit Agreement.

5.
Except as described in Section 4.01(e) of the Credit Agreement, no action, suit, investigation, litigation, or proceeding, including, without limitation, any Environmental Action, affecting the Borrower or any of its Significant Subsidiaries before any court, government agency or arbitrator is pending or, to my knowledge, threatened, that is reasonably likely to have a Material Adverse Effect.

6.
Neither the Borrower nor any of its Significant Subsidiaries is an “investment company”, or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company”, as such terms are defined in the Investment Company Act of 1940, as amended.  Neither the making of any Advances, the application of the proceeds or repayment thereof by the Borrower nor the consummation of the other transactions contemplated by the Credit Agreement will violate any provision of such Act or any rule, regulation or order of the Securities and Exchange Commission thereunder.

7.
In any action or proceeding arising out of or relating to the Credit Agreement in any court of the State of Ohio or in any Federal court sitting in the State of Ohio, such court would recognize and give effect to the provisions of Section 8.09 of the Credit Agreement, wherein the parties thereto agree that the Credit Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.  However, if a court of the State of Ohio or a Federal court sitting in the State of Ohio were to hold that the Credit Agreement is governed by, and to be construed in accordance with, the laws of the State of Ohio, the Credit Agreement would be, under the State of Ohio, the legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms.

The opinion set forth above in the last sentence of paragraph 7 above is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditor’s rights generally and to general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law.)

I express no opinion as to (i) Section 8.05 of the Credit Agreement; (ii) the effect of the law of any jurisdiction (other than the State of Ohio) wherein any Lender may be located which limits the rates of interest which may be charged or collected by such Lender; and (iii) whether a Federal or state court outside of the States of New York or Ohio would give effect to the choice of New York law provided for in the Credit Agreement.

This opinion has been rendered solely for your benefit in connection with the Credit Agreement and the transactions contemplated thereby and may not be used, circulated, quoted, relied upon or otherwise referred to by any other Person (other than your respective counsel, auditors and any regulatory agency having jurisdiction over you or as otherwise required pursuant to legal process or other requirements of law) for any other purpose without my prior written consent; provided that, (i) King & Spalding LLP, special counsel for the Administrative Agent, may rely on the opinions expressed in this opinion letter in connection with the opinion to be furnished by them in connection with the transactions contemplated by the Credit Agreement and (ii) any Person that becomes a Lender or an LC Issuing Bank after the date hereof may rely on the opinions expressed in this opinion letter as though addressed to such Person.  I undertake no responsibility to update or supplement this opinion in response to changes in law or future events or circumstances.

Very truly yours,

Jeffrey D. Cross

EXHIBIT E
(to the Credit Agreement)

FORM OF OPINION OF COUNSEL
FOR THE ADMINISTRATIVE AGENT

[DATE]

To each of the Lenders and LC Issuing Banks party to the
Credit Agreement referred to below
and to Barclays Bank PLC, as Administrative Agent and Swingline Bank

American Electric Power Company, Inc.

Ladies and Gentlemen:

We have acted as special New York counsel to Barclays Bank, PLC, individually and as Administrative Agent, in connection with the preparation, execution and delivery of the Credit Agreement, dated as of July 26, 2011 (the “Credit Agreement”), among American Electric Power Company, Inc. (the “Borrower”), the Lenders, the Swingline Bank and the LC Issuing Banks named therein and Barclays Bank PLC, as Administrative Agent for the Lenders.  This opinion is furnished to you pursuant to Section 3.01(a)(iv) of the Credit Agreement.  Unless otherwise indicated, terms defined in the Credit Agreement are used herein as therein defined.

In that connection, we have examined the following documents:

(1)           Counterparts of the Credit Agreement, executed by the Borrower, the Administrative Agent, the LC Issuing Banks, the Swingline Bank and the Lenders; and

(2)           The other documents furnished by the Borrower pursuant to Section 3.01 of the Credit Agreement, including (without limitation) the opinion of Jeffrey D. Cross, Deputy General Counsel for American Electric Power Service Corporation, an affiliate of the Borrower (the “Opinion”).

In our examination of the documents referred to above, we have assumed the authenticity of all such documents submitted to us as originals, the genuineness of all signatures, the due authority of the parties executing such documents and the conformity to the originals of all such documents submitted to us as copies.  We have assumed that you independently evaluated, and are satisfied with, the creditworthiness of the Borrower and the business terms reflected in the Credit Agreement.  We have also assumed that each of the Lenders, the LC Issuing Banks, the Swingline Bank and the Administrative Agent has duly executed and delivered, with all necessary power and authority (corporate and otherwise), the Credit Agreement.

To the extent that our opinions expressed below involve conclusions as to matters governed by law other than the law of the State of New York, we have relied upon the Opinion and have assumed without independent investigation the correctness of the matters set forth therein, our opinions expressed below being subject to the assumptions, qualifications and limitations set forth in the Opinion.  We note that we do not represent the Borrower and, accordingly, are not privy to the nature or character of its businesses.  Accordingly, we have also assumed that the Borrower is subject only to statutes, rules, regulations, judgments, orders, and other requirements of law of general applicability to corporations doing business in the State of New York.  As to matters of fact, we have relied solely upon the documents we have examined.

Based upon the foregoing, and subject to the qualifications set forth below, we are of the opinion that:

(i)           The Credit Agreement is the legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms.

(ii)           While we have not independently considered the matters covered by the Opinion to the extent necessary to enable us to express the conclusions stated therein, the Opinion and the other documents referred to in item (2) above are substantially responsive to the corresponding requirements set forth in Section 3.01 of the Credit Agreement pursuant to which the same have been delivered.

Our opinions are subject to the following qualifications:

(a) Our opinion in paragraph (i) above is subject to the effect of any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar law affecting creditors’ rights generally.

(b) Our opinion in paragraph (i) above is subject to the effect of general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law).  Such principles of equity are of general obligation, and, in applying such principles, a court, among other things, might not allow a contracting party to exercise remedies in respect of a default deemed immaterial, or might decline to order an obligor to perform covenants.

(c) We note further that, in addition to the application of equitable principles described above, courts have imposed an obligation on contracting parties to act reasonably and in good faith in the exercise of their contractual rights and remedies, and may also apply public policy considerations in limiting the right of parties seeking to obtain indemnification under circumstances where the conduct of such parties in the circumstances in question is determined to have constituted negligence.

(d) We express no opinion herein as to (i) Section 8.05 of the Credit Agreement, (ii) the enforceability of provisions purporting to grant to a party conclusive rights of determination, (iii) the availability of specific performance or other equitable remedies, (iv) the enforceability of rights to indemnity under Federal or state securities laws and (v) the enforceability of waivers by parties of their respective rights and remedies under law.

(e) In connection with any provision of the Credit Agreement whereby the Borrower submits to the jurisdiction of any court of competent jurisdiction, we note the limitations of 28 U.S.C. §§ 1331 and 1332 on Federal court jurisdiction.

(f) Our opinions expressed above are limited to the law of the State of New York, and we do not express any opinion herein concerning any other law.  Without limiting the generality of the foregoing, we express no opinion as to the effect of the law of any jurisdiction other than the State of New York wherein any Lender may be located or wherein enforcement of the Credit Agreement may be sought that limits the rates of interest legally chargeable or collectible.

The foregoing opinion is solely for your benefit and may not be relied upon by any other Person other than any Person that may become a Lender under the Credit Agreement after the date hereof.

Very truly yours,

MEO:mlg

Schedule I -  Schedule of Lenders

Lender Name	Commitment	Domestic Lending Office	Eurodollar Lending Office
Barclays Bank PLC	$100,000,000.00	745 7th Avenue, 2nd Floor New York, NY 10019	Same as Domestic Lending Office
Wells Fargo Bank, National Association	$100,000,000.00	One Wells Fargo Center, MAC D1053-060 301 South College St, 6th Floor Charlotte, NC 28202	Same as Domestic Lending Office
Bank of Tokyo-Mitsubishi UFJ, Ltd.	$100,000,000.00	1251 Avenue of the Americas New York, NY 10020	Same as Domestic Lending Office
Credit Suisse AG, Cayman Islands Branch	$100,000,000.00	One Madison Avenue New York, New York 10010	Same as Domestic Lending Office
Citibank, N.A.	$87,500,000.00	Two Penn’s Way, Ste. 200 New Castle, Delaware 19720 Attention: Bank Loan Syndications	Same as Domestic Lending Office
JPMorgan Chase Bank, N.A.	$87,500,000.00	Investment Bank Loan Operations 1111 Fannin Street, Floor 10 Houston, TX 77002	Same as Domestic Lending Office
KeyBank National Association	$87,500,000.00	127 Public Square Cleveland, Ohio 44114	Same as Domestic Lending Office
The Royal Bank of Scotland plc	$87,500,000.00	600 Washington Boulevard Stamford, Connecticut 06901	Same as Domestic Lending Office
The Bank of New York Mellon	$67,500,000.00	Rm. 1900, One Wall Street New York, New York 10286	Same as Domestic Lending Office
The Bank of Nova Scotia	$67,500,000.00	New York Agency One Liberty Plaza New York, New York 10006	Same as Domestic Lending Office
BNP Paribas	$67,500,000.00	787 Seventh Avenue New York, New York 10019	Same as Domestic Lending Office
Credit Agricole Corporate and Investment Bank	$67,500,000.00	1301 Avenue of the Americas New York, New York 10019	Same as Domestic Lending Office
Goldman Sachs Bank USA	$67,500,000.00	200 West Street New York, New York 10282	Same as Domestic Lending Office
Mizuho Corporate Bank Ltd.	$67,500,000.00	1251 Avenue of the Americas, 32nd Floor New York, New York 10020-1104	Same as Domestic Lending Office
Morgan Stanley Bank, N.A.	$67,500,000.00	One Utah Center, 201 South Main Street, 5th Floor Salt Lake City, Utah 84111	Same as Domestic Lending Office
SunTrust Bank	$67,500,000.00	303 Peachtree Street, 4th Floor Atlanta, GA 30308	Same as Domestic Lending Office
UBS Loan Finance LLC	$67,500,000.00	677 Washington Boulevard Stamford, Connecticut 06901	Same as Domestic Lending Office
U.S. Bank National Association	$67,500,000.00	U.S. Bank Tower 425 Walnut Street 8th Floor ML CN-OH-W8 Cincinnati, OH 45202	Same as Domestic Lending Office
Banco Bilbao Vizcaya Argentaria S.A. New York Branch	$50,000,000.00	1345 Avenue of the Americas, 45th Floor New York, NY 10105	Same as Domestic Lending Office
Deutsche Bank AG New York Branch	$50,000,000.00	60 Wall Street New York, New York 10005	Same as Domestic Lending Office
Royal Bank of Canada	$50,000,000.00	Three World Financial Center 5th Floor New York, NY 10281	Same as Domestic Lending Office
Fifth Third Bank, an Ohio Banking Corporation	$41,666,666.67	38 Fountain Square Plaza, MO #109046 Cincinnati, Ohio 45263	Same as Domestic Lending Office
PNC Bank, National Association	$41,666,666.67	249 Fifth Avenue Pittsburgh, Pennsylvania 15222	Same as Domestic Lending Office
Sumitomo Mitsui Banking Corporation	$41,666,666.67	277 Park Avenue New York, New York 10172	Same as Domestic Lending Office
The Huntington National Bank	$25,000,000.00	41 South High Street Columbus, Ohio 43215	Same as Domestic Lending Office
The Northern Trust Company	$25,000,000.00	50 South LaSalle Street Chicago, IL 60603	Same as Domestic Lending Office
Total	$1,750,000,000

Schedule 4.01(m)

Significant Subsidiaries

Appalachian Power Company
Columbus Southern Power Company
Ohio Power Company
Indiana Michigan Power Company
AEP Utilities, Inc.